Filed pursuant to General Instruction II.L of Form F-10

File No. 333-298922

No securities regulatory authority has expressed an opinion about these securities, and it is an offence to claim otherwise. This prospectus supplement (this “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated September 11, 2026 (the “Base Shelf Prospectus” and, as supplemented by this Prospectus Supplement, this “Prospectus”) to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission (the “SEC”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Bitzero Holdings Inc. at 1100 One Bentall Centre, 505 Burrard St, Suite 1100, Vancouver, BC V7X 1M5, Telephone: +(604) 331-8300, Email: investors@bitzero.com, and are also available electronically on the issuer’s profile on the System for Electronic Document Analysis and Retrieval Plus (“SEDAR+”) at www.sedarplus.ca and on the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov/edgar.

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus dated September 11, 2026

Secondary Offering	September 11, 2026

BITZERO HOLDINGS INC.

UP TO 5,828,342 UNIT SHARES ISSUABLE UPON DEEMED EXERCISE OF SPECIAL WARRANTS AND UP TO 5,828,342 WARRANT SHARES ISSUABLE UPON EXERCISE OF WARRANTS

On July 30, 2026, Bitzero Holdings Inc. (“Bitzero Holdings”, the “Company”, “Corporation”, “we”, “us” or “our”) completed a private placement (the “Special Warrant Financing”) to certain investors, pursuant to an engagement letter dated July 2, 2026 between the Company and Clear Street LLC (the “Agent”), as exclusive placement agent in connection with the Special Warrant Financing, of an aggregate of 5,828,342 special warrants of the Company (the “Special Warrants”). Each Special Warrant was exercisable, for no additional consideration, into one unit of the Company (each, a “Unit” and collectively, the “Units”). Each Unit consisted of one voting share in the authorized share structure of the Company (each, a “Unit Share” and collectively, the “Unit Shares”) and one voting share purchase warrant of the Company (each, a “Warrant” and collectively, the “Warrants”). Each Warrant entitles the holder thereof to acquire one voting share (each, a “Warrant Share” and collectively, the “Warrant Shares” and, together with the Unit Shares, the “Registrable Securities”) at an exercise price of $5.00 per Warrant Share, subject to adjustment, until July 30, 2031. The Special Warrants will be deemed exercised into Units, for no additional consideration, effective September 15, 2026.

The Corporation (i) filed the Base Shelf Prospectus in each of the provinces and territories of Canada and (ii) a base shelf prospectus filed as part of the Corporation’s registration statement on Form F-10 (File No. 333-298922) (the “U.S. Registration Statement”), which was filed with the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and declared effective by the SEC. This Prospectus Supplement is filed pursuant to the Base Shelf Prospectus and the U.S. Registration Statement. See “Plan of Distribution” for a description of the prospectuses, registration statements and prospectus supplements relating to the Special Warrant Financing.

This Prospectus Supplement is being filed pursuant to the registration rights granted to the purchasers of Special Warrants pursuant to certain securities purchase agreements dated July 29, 2026. The Special Warrants were issued at a purchase price of $4.25 per Special Warrant. Effective September 15, 2026, each Special Warrant will be deemed exercised, without payment of additional consideration, into one Unit consisting of one Unit Share and one Warrant. Each Warrant is exercisable for one Warrant Share at an exercise price of $5.00 per Warrant Share, subject to adjustment, until July 30, 2031.

This Prospectus Supplement relates to the periodic resale of the Registrable Securities by the Selling Shareholders (as defined under the heading “Selling Shareholders”) during the 25-month period that this Prospectus, including any amendments thereto, remains effective (the “Secondary Offering”). This Prospectus Supplement covers resales by the Selling Shareholders, from time to time, of up to 5,828,342 Unit Shares issuable on the deemed exercise of the Special Warrants and up to 5,828,342 Warrant Shares issuable upon exercise of the Warrants. See “Plan of Distribution” and “Selling Shareholders”. This Prospectus Supplement is not an indication of the Selling Shareholders’ intention to sell the Registrable Securities at any particular time or in any particular amount. See “Plan of Distribution”.

The Selling Shareholders may, from time to time, sell, transfer or otherwise dispose of any or all of the Registrable Securities or interests in the Registrable Securities on any stock exchange, market or trading facility on which the Registrable Securities are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution”.

The Company will not receive any proceeds from the sale or other disposition of the Registrable Securities by the Selling Shareholders. The Company may receive proceeds from the exercise of the Warrants if the Warrants are exercised for cash. See “Use of Proceeds” and “Plan of Distribution”.

All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

The Corporation’s outstanding voting shares (the “Voting Shares”) are listed and posted for trading on the Canadian Securities Exchange (the “CSE”) under the trading symbol “AIBZ.U” and on the Nasdaq Stock Market (the “Nasdaq”) under the trading symbol “AIBZ.” On September 10, 2026, the last complete trading day prior to the date of this Prospectus Supplement, the closing price of the Voting Shares on the CSE was $4.40 and was $4.49 on the Nasdaq.

An investment in the Registrable Securities involves a high degree of risk. Prospective investors should carefully consider the risk factors described in and/or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. See “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors”.

Bitzero is permitted under a multijurisdictional disclosure system (“MJDS”) adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement and the accompanying Base Shelf Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Those financial statements have been audited or reviewed, as applicable, in accordance with the auditing or review engagement standards identified in the applicable auditor’s report.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the facts that (i) the Corporation is incorporated or organized under the laws of British Columbia, Canada, (ii) the majority of its officers and directors are residents of a country other than the United States and Canada, and (iii) all or a substantial portion of the assets of the Corporation and the assets of the foregoing persons may be located outside the United States and Canada. See “Enforcement of Civil Liabilities”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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No underwriter has been involved in the preparation of, or has performed any review of, this Prospectus Supplement or the accompanying Base Shelf Prospectus.

Prospective investors should be aware that the acquisition, holding or disposition of the Registrable Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. You should read the tax discussion contained in this Prospectus Supplement and consult your own tax advisor with respect to your own particular circumstances. See the sections titled “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations” and “Risk Factors”.

This Prospectus Supplement registers the offering of the securities to which it relates under the U.S. Securities Act in accordance with the MJDS. This Prospectus Supplement does not qualify in any of the provinces or territories of Canada the distribution of the Registrable Securities to which it relates.

The Corporation is not making any offer of the Registrable Securities in any jurisdiction where the offer is not permitted by law.

The Corporation’s head and registered office is located at 1100 One Bentall Centre, 505 Burrard St., Suite 1100, Vancouver, British Columbia, V7X 1M5 Canada.

Mohammed Bakhashwain, a director and Chief Executive Officer of the Corporation, and Giovanni Gaudenzi, Guido Contesso and Selena Barrera, each a director of the Corporation, and certain Selling Shareholders reside outside of Canada. Although each of Mr. Bakhashwain, Mr. Gaudenzi, Mr. Contesso, Ms. Barrera and certain Selling Shareholders has appointed Garfinkle Biderman LLP, 801-1 Adelaide St. East, Toronto, Ontario M5C 2V9, as their agent for service of process in Canada, investors are advised that it may not be possible for investors to enforce judgments obtained in Canadian courts predicated upon civil liability provisions of applicable securities law in Canada.

The Selling Shareholders are incorporated, continued or otherwise organized under the laws of foreign jurisdictions and have appointed Garfinkle Biderman LLP, 801-1 Adelaide St. East, Toronto, Ontario M5C 2V9, as their agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada, or that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the person has appointed an agent for service of process in Canada. See “Enforcement of Judgments Against Foreign Persons or Companies”.

Investors should assume that the information appearing in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein is accurate only as of the respective dates of the documents in which such information appears, regardless of the time of delivery of this Prospectus Supplement or of any sale of the Registrable Securities. See “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” in this Prospectus Supplement and in the Base Shelf Prospectus.

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TABLE OF CONTENTS

Prospectus Supplement

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TABLE OF CONTENTS

Short Form Base Shelf Prospectus

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE SHELF PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Registrable Securities that are being registered pursuant to this Prospectus Supplement and also adds to and updates certain information contained in the Base Shelf Prospectus and the documents incorporated by reference herein and therein. The second part, the Base Shelf Prospectus, gives more general information, some of which may not apply to the Registrable Securities registered hereunder. This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the Secondary Offering constituted by this Prospectus Supplement. This Prospectus shall not be used by anyone for any purpose other than in connection with the Secondary Offering.

Purchasers should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus. The Corporation has not authorized any other person to provide purchasers with additional or different information. If anyone provides purchasers with different or inconsistent information, such purchasers should not rely on it. We are not making an offer of the Registrable Securities in any jurisdiction where such offer is not permitted. Purchasers should assume that the information appearing in this Prospectus Supplement and the Base Shelf Prospectus that is incorporated herein and in the Base Shelf Prospectus by reference, is accurate as of their respective dates only. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.

Prospective purchasers should read this entire Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement of which this Prospectus Supplement and the Base Shelf Prospectus form a part, including the documents incorporated herein and therein by reference, and should consult their own professional advisers to assess the income tax, legal, risk and other aspects of an investment in the Registrable Securities.

The Company filed the U.S. Registration Statement with the SEC under the U.S. Securities Act relating to the Registrable Securities being offered hereunder. This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein are part of the U.S. Registration Statement. This Prospectus Supplement and the Base Shelf Prospectus do not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to Bitzero and the Registrable Securities.

This Prospectus Supplement registers the offering of the securities to which it relates under the U.S. Securities Act in accordance with the MJDS. This Prospectus Supplement does not qualify in any of the provinces or territories of Canada the distribution of the Registrable Securities to which it relates.

Unless otherwise specified or the context otherwise requires, in this Prospectus, all references to the “Corporation”, “Company”, “Bitzero”, “we”, “us” and “our” mean Bitzero Holdings Inc. and where the context so requires, includes its subsidiaries, predecessors, together with their respective predecessors (where the context so requires) and all other capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the accompanying Base Shelf Prospectus and Annual Information Form, respectively.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”).

Forward-looking statements include statements concerning events, results, performance, circumstances, expectations, plans, objectives, assumptions, intentions or prospects that are not historical facts. They may be identified by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “should,” “will” and similar expressions, although not all forward-looking statements contain these words.

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Forward-looking statements in or incorporated by reference into this Prospectus Supplement include, but are not limited to, statements relating to: the effectiveness and continued availability of the U.S. Registration Statement and this Prospectus Supplement for resales of Registrable Securities by the Selling Shareholders; the timing, manner and amount of any resales of Registrable Securities; the exercise of the Warrants; the issuance and resale of Warrant Shares; the possible receipt and use by the Company of proceeds from cash exercises of Warrants; the sufficiency of the Company’s financial resources to meet its short-term liquidity requirements and to fund its operations and planned expenditures; the availability of exemptions from registration, including Rule 144; the maintenance of the listings of the Voting Shares on the CSE and Nasdaq; the Company’s future financing requirements; and the Company’s business plans, objectives, strategies and future operating performance.

Forward-looking statements are based on management’s current expectations, estimates, projections, beliefs and assumptions, including assumptions concerning: the effectiveness and continued availability of the U.S. Registration Statement and this Prospectus Supplement; the accuracy and completeness of information supplied by the Selling Shareholders; the absence of events requiring suspension of the use of this Prospectus Supplement or an amendment or supplement; compliance by the Selling Shareholders and participating broker-dealers with applicable securities laws; prevailing market conditions; the future market price and liquidity of the Voting Shares; the exercise of Warrants for cash; and the receipt and maintenance of applicable regulatory and stock exchange approvals.

Actual results may differ materially from those expressed or implied by forward-looking statements. Relevant risks include: the U.S. Registration Statement or this Prospectus Supplement becoming unavailable for resale; delays or suspensions resulting from a misstatement, omission, material change or SEC comment; changes in the identity, holdings or broker-dealer status of a Selling Shareholder; the possible characterization of a Selling Shareholder or participating broker-dealer as an underwriter; sales of substantial numbers of Voting Shares adversely affecting the market price; market volatility and limited liquidity; the Warrants expiring without exercise; the absence of a trading market for the Warrants; dilution resulting from exercise of the Warrants; PFIC and other tax risks; Regulation M and other trading restrictions; and the risks described under “Risk Factors” in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein.

Although management believes that the expectations and assumptions underlying the forward-looking statements are reasonable as of the date made, there can be no assurance that they will prove to be correct. The forward-looking statements are expressly qualified by the foregoing cautionary statements and by the risk factors described under “Risk Factors” in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date on which they are made. Except as required by applicable securities laws, the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein contain or may contain future-oriented financial information and financial outlooks within the meaning of applicable Canadian securities laws. See “Cautionary Note Regarding Future-Oriented Financial Information and Financial Outlook” in the Base Shelf Prospectus.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The Company reports in United States dollars. Accordingly, all references to “$”, “US$” or “United States dollars” included or incorporated by reference in this Prospectus and in any Prospectus Supplement refer to United States dollar values, while references to “C$” or “CAD$” are to Canadian dollar values.

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The following table sets out for each period indicated: (i) the high and low daily exchange rates during such period; (ii) the average daily exchange rates for such period; and (iii) the daily exchange rate in effect at the end of the period, for one United States dollar, expressed in Canadian dollars, based on the daily average exchange rates published by the Bank of Canada.

	Year ended September 30		Nine Months Ended June 30
	2024	2025	2025	2026
	C$	C$	C$	C$
High	1.3875	1.4603	1.4603	1.4234
Low	1.3205	1.3491	1.3491	1.3515
Average	1.3608	1.3986	1.4057	1.3836
End of Period	1.3499	1.3921	1.3643	1.4210

The daily average exchange rate on September 11, 2026 as published by the Bank of Canada for the conversion of Canadian dollars into United States dollars was C$1.00 equals US$0.7212 and for the conversion of United States dollars into Canadian dollars was US$1.00 equals C$1.3866.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this Prospectus Supplement or in the Base Shelf Prospectus (or in a document incorporated or deemed to be incorporated by reference herein) concerning the industry and the markets in which the Corporation operates, including its general expectations and market position, market opportunities and market share, is, or may be, based on information from independent industry organizations, other third-party sources (including industry publications, surveys and forecasts) and the studies and estimates of Management.

Unless otherwise indicated, the Corporation’s estimates are derived from publicly available information released by independent industry analysts and third-party sources as well as data from the Corporation’s internal research, and include assumptions made by Management which Management believe to be reasonable based on their knowledge of the relevant industry and markets. Such internal research and assumptions have not been verified by any independent source, and the Corporation and Management have not independently verified any third-party information. While Management believes the market position, market opportunity and market share information included, or which may be included, in this Prospectus Supplement, the Base Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the Corporation’s future performance and the future performance of the industry and markets in which the Corporation operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the headings “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors”.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the offering made by this Prospectus Supplement. Other documents are also incorporated, or deemed to be incorporated, by reference into the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full particulars thereof.

Information has been incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Bitzero Holdings Inc. at 1100 One Bentall Centre, 505 Burrard Street, Suite 1100, Vancouver, British Columbia V7X 1M5, telephone +(604) 331-8300, email investors@bitzero.com, and are also available electronically on SEDAR+ at www.sedarplus.ca.

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Except to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement or in any other subsequently filed document that is also incorporated by reference in this Prospectus Supplement, the following documents (“documents incorporated by reference” or “documents incorporated herein by reference”) of Bitzero filed with commissions or similar authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC in the United States as exhibits to our U.S. Registration Statement are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Base Shelf Prospectus as of the date of this Prospectus Supplement:

(a)	the material change report of the Corporation dated October 4, 2024, in respect of the 2024 Consolidation, which was filed on SEDAR+ on October 8, 2024;

(b)	the management information circular of the Corporation dated November 25, 2024, in respect of a plan of arrangement between the Corporation and its wholly-owned subsidiaries, filed on SEDAR+ on November 25, 2024;

(c)	the material change report of the Corporation dated December 18, 2024, in respect of a plan of arrangement between the Corporation and its wholly-owned subsidiaries, filed on SEDAR+ on December 18, 2024;

(d)	the material change report of the Corporation dated July 24, 2025, in respect of the WBM Adjustment, filed on SEDAR+ on July 29, 2025;

(e)	the Special Meeting Circular, for the Corporation’s special meeting held on August 25, 2025, filed on SEDAR+ on August 5, 2025;

(f)	the listing statement of the Corporation dated November 19, 2025, filed on SEDAR+ on November 20, 2025, excluding the following sections and schedules of, or information in, as applicable, the listing statement:

(i)	Section 6 – “Selected Consolidated Financial Information”;

(ii)	Section 7 – “Management’s Discussion and Analysis”;

(iii)	Section 25 – “Financial Statements”;

(iv)	Schedule “A” – “Financial Statements of WBM”;

(v)	Schedule “B” – “Financial Statements of Bitzero”;

(vi)	Schedule “C” – “Pro Forma Financial Statements”;

(vii)	Schedule “D” – “MD&A of WBM”;

(viii)	Schedule “E” – “MD&A of Bitzero”;

(ix)	in each case of (i) through to and including (viii) above, any summary or information derived therefrom, to the extent superseded by subsequently filed financial statements and management’s discussion and analysis incorporated by reference in this Prospectus;

(g)	the Corporation’s Notice of Change dated December 1, 2025, filed pursuant to NI 51-102, in respect of changing the Corporation’s financial year end from October 31 to September 30 and change of corporate structure pursuant to the Reverse Takeover Transaction, filed on SEDAR+ on December 1, 2025;

(h)	the material change report of the Corporation dated December 1, 2025, in respect of the Reverse Takeover Transaction and listing of the Voting Shares on the CSE, filed on SEDAR+ on December 1, 2025;

(i)	the material change report of the Corporation dated December 12, 2025, in respect of a power optimization initiative and the engagement of investor relations service providers by the Corporation, filed on SEDAR+ on December 22, 2025;

(j)	the amended and restated audited consolidated financial statements of Bitzero Blockchain, being the acquirer of the Corporation pursuant to the Reverse Takeover Transaction, for the financial year ended September 30, 2025, and 2024, together with the notes thereto and the auditors' report dated January 28, 2026, except as to note 22(c), as to which the date is September 9, 2026, which were filed on SEDAR+ on January 28, 2026 and refiled, as amended and restated, on SEDAR+ on September 9, 2026;

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(k)	the amended and restated management’s discussion and analysis of financial condition and results of operations of Bitzero Blockchain for the year ended September 30, 2025, and 2024, which was filed on SEDAR+ on January 28, 2026 and refiled, as amended and restated, on SEDAR+ on September 9, 2026;

(l)	the Annual Information Form of the Corporation dated February 2, 2026, in respect of the fiscal year ended September 30, 2025, filed on SEDAR+ on February 2, 2026 (the “Annual Information Form”);

(m)	the audited consolidated financial statement of the Corporation, for the financial year ended October 31, 2025 and 2024, together with the notes thereto and the auditors’ report dated March 6, 2026, which were filed on SEDAR+ on March 6, 2026;

(n)	the management’s discussion and analysis of financial condition and results of operations of the Corporation for the year ended October 31, 2025 and 2024, which was filed on SEDAR+ on March 6, 2026 (the “Annual MD&A”);

(o)	the Corporation’s Form 51-102F6V – Statement of Executive Compensation – Venture Issuers for the years ended October 31, 2025 and 2024, filed on SEDAR+ on April 16, 2026;

(p)	Bitzero Blockchain’s Form 51-102F6V – Statement of Executive Compensation – Venture Issuers for the years ended September 30, 2025, and 2024, filed on SEDAR+ on April 16, 2026;

(q)	the change of status report of the Corporation dated June 9, 2026 filed in connection with the Corporation’s Nasdaq listing effective June 9, 2026;

(r)	the material change report of the Corporation dated June 10, 2026, in respect of the resignation of Gilles Seguin as a director, appointments of Guido Contesso and Selena Barrera as directors, and appointment of Mohammed Bakhashwain as Chair of the Board of Directors, filed on SEDAR+ on June 10, 2026;

(s)	the material change report of the Corporation dated August 10, 2026 in connection with the July 2026 Special Warrant Financing;

(t)	the material change report of the Corporation dated August 31, 2026 in respect of the repayment in full of the Corporation’s senior secured loan facility with JGB Collateral LLC on August 6, 2026, filed on SEDAR+ on August 31, 2026;

(u)	the amended and restated interim financial statements of the Corporation for period ended June 30, 2026, together with the notes thereto (the “Interim Financial Statements”), filed on SEDAR+ on September 9, 2026; and

(v)	the amended and restated management’s discussion and analysis of financial condition and results of operations for the period ended June 30, 2026, filed on SEDAR+ on September 9, 2026 (the “Interim MD&A”).

Any document of the types referred to in the preceding paragraph (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 – Short Form Prospectus Distributions that are filed by the Corporation with the securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the distribution of the Secondary Offering shall be deemed to be incorporated by reference into and form an integral part of the Base Shelf Prospectus as supplemented by this Prospectus Supplement, for the purposes of the Secondary Offering.

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Any documents of the type required by NI 41-101 to be incorporated by reference in a short form prospectus, including those types of documents referred to above and press releases issued by the Corporation specifically referencing incorporation by reference into this Prospectus Supplement, if filed by the Corporation with the securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and before the expiry of this Prospectus Supplement, are deemed to be incorporated by reference in this Prospectus Supplement. In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC by the Corporation after the date of this Prospectus Supplement and prior to termination or completion of the Secondary Offering, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus Supplement forms a part.

The Corporation may also incorporate by reference into this Prospectus Supplement or the U.S. Registration Statement of which it forms a part, other information filed with or furnished to the SEC under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), provided that information included in any such report on Form 6-K or Form 8-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K or Form 8-K. The Corporation’s reports filed with or furnished to the SEC are available on EDGAR at www.sec.gov/edgar.

Any statement contained in this Prospectus Supplement, the Base Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein for the purposes of the registering of Registrable Securities hereunder shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in the Base Shelf Prospectus or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein or in the Base Shelf Prospectus, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall be deemed, except as so modified or superseded, not to constitute a part of this Prospectus.

When new documents of the type referred to in the paragraph above are filed by the Corporation with the securities commissions or similar authorities in Canada and with the SEC during the currency of this Prospectus Supplement, such documents will be deemed to be incorporated by reference in this Prospectus Supplement and the previous documents of the type referred to in the paragraph above will no longer be deemed to be incorporated by reference in this Prospectus Supplement.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been or will be (through post-effective amendment or incorporation by reference) filed with the SEC as part of the U.S. Registration Statement of which this Prospectus Supplement and the Base Shelf Prospectus are a part insofar as required by the SEC’s Form F-10:

●	the documents listed under “Documents Incorporated by Reference” in this Prospectus;

●	the consent of SRCO Professional Corporation (“SRCO”), the Corporation’s independent auditor;

●	the consent of MNP LLP, the Corporation’s former independent auditor;

●	the consent of Garfinkle Biderman LLP, the Corporation’s Canadian counsel; and

●	the powers of attorney of the Corporation’s directors and officers, as applicable.

Documents filed with, or furnished to, the SEC are available through EDGAR, at www.sec.gov/edgar.

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SUMMARY DESCRIPTION OF BUSINESS

The full corporate name of the Corporation is “Bitzero Holdings Inc.” The Corporation was incorporated on August 26, 2006, pursuant to the provisions of the Canada Business Corporations Act under the name “Tiidal Gaming Group Corp.” and was continued to the Province of British Columbia governed under the BCBCA on June 4, 2024. On July 10, 2024, the Corporation changed its name from “Tiidal Gaming Group Corp.” to “WBM Capital Corp.”

On November 19, 2025, the Corporation completed the Reverse Takeover Transaction pursuant to the terms of the Letter Agreement between Bitzero Blockchain Inc. and the Corporation by way of a triangular amalgamation. In connection with the Reverse Takeover Transaction, the Corporation changed its name from “WBM Capital Corp.” to “Bitzero Holdings Inc.”, Bitzero Blockchain became a wholly-owned subsidiary of the Corporation, and the shareholders of Bitzero Blockchain became holders of the Voting Shares and Non-Voting Shares on the basis of: (i) one Voting Share for 10 voting shares in the capital of Bitzero Blockchain held; and (ii) one Non-Voting Share on the basis of 10 non-voting shares in the capital of Bitzero Blockchain.

Following the Reverse Takeover Transaction, the head and registered office of the Corporation is located at 1100 One Bentall Centre, 505 Burrard St., Suite 1100, Vancouver, British Columbia, V7X 1M5 Canada. The Corporation’s principal regulator is the British Columbia Securities Commission, and it is a reporting issuer in the provinces of Alberta and Ontario as well.

On November 24, 2025, the Voting Shares commenced trading on the CSE under the symbol “BITZ.U.”

Effective June 9, 2026, the Corporation’s registration statement on Form 40-F was declared effective by the SEC, and the Voting Shares were listed and commenced trading on the Nasdaq under the symbol “AIBZ.” Concurrently, the Voting Shares changed their trading symbol on the CSE from “BITZ.U” to “AIBZ.U.”

The corporate chart of the Corporation including the Subsidiaries, together with the jurisdiction of incorporation of the Corporation and its subsidiary and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Corporation, as of the date of this Prospectus Supplement, is as follows:

The Corporation and its Subsidiaries are a provider of IT energy infrastructure and high-efficiency power generation for data centers to support various activities including HPC and Blockchain mining. The Business focuses on three principal areas: (1) data center development; (2) Bitcoin mining; and (3) obtaining strategic data center hosting partnerships. Bitzero Blockchain is the operating entity of the Corporation and owns all of the other subsidiaries; see the corporate chart above and “Summary Description of the Business – Intercorporate Relationships” in the Base Shelf Prospectus.

Bitzero Blockchain was created to disrupt and innovate in the Blockchain and data center spaces to move markets away from unsustainable data and mining practices. It is engaged in the development and operation of data centers and related energy infrastructure, Bitcoin self-mining, and HPC hosting. Bitzero Blockchain’s primary objective is to address the increasing demand for IT energy infrastructure driven by the growth of Blockchain technology and other HPC applications by leveraging advanced technology and energy-efficient solutions. By creating harmony with local authorities, investors, and customers, Bitzero Blockchain aims to become a leader in Blockchain mining and HPC hosting in a sustainable fashion and set a new global standard for best practices in clean energy sourcing, heat capture, and sustainability within local communities.

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For additional information with respect to the Company’s business, operations and financial condition, refer to the Annual Information Form, Annual MD&A, Interim MD&A, and Base Shelf Prospectus available on SEDAR+ at www.sedarplus.ca.

RECENT DEVELOPMENTS

Developments in the business of the Corporation since the date of the Annual Information Form are described under “Summary Description of the Business - Recent Developments” in the Base Shelf Prospectus and in the documents incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus.

USE OF PROCEEDS

The proceeds from the sale or other disposition of the Registrable Securities covered by this Prospectus Supplement are solely for the account of the Selling Shareholders. Accordingly, the Corporation will not receive any proceeds from the sale or other disposition of the Registrable Securities by the Selling Shareholders. The net proceeds received from the sale or other disposition of the Registrable Securities by the Selling Shareholders, if any, are unknown.

Resales of the Registrable Securities by the Selling Shareholders will not affect the capitalization of the Corporation, except to the extent that Warrants are exercised and Warrant Shares are issued.

The Company may receive proceeds from the exercise of Warrants if the Warrants are exercised for cash. If all Warrants covered by this Prospectus Supplement are exercised for cash at an exercise price of $5.00 per Warrant Share, the Company would receive gross proceeds of $29,141,710, before deducting any applicable expenses. The Warrants may be exercisable on a cashless basis in the circumstances described in the Warrants. There is no assurance as to how many Warrants will be exercised, if any. Accordingly, there is no assurance as to how many Warrant Shares will be issued pursuant to this Prospectus Supplement, if any, or the proceeds.

It is currently anticipated that the Corporation will use the proceeds from the exercise of the Warrants, if any, for the development of its data centre and Bitcoin mining sites at Namsskogan, Norway and Kokemäki, Finland, energy and hosting costs, and working capital and general corporate purposes.

The Corporation may also use a portion of any proceeds received from the exercise of the Warrants to fund future negative cash flow from operating activities, if any. There can be no assurance that the Corporation will attain or maintain positive cash flow in future periods. See “Risk Factors” in this Prospectus Supplement and “Sufficiency of Financial Resources” in the Base Shelf Prospectus.

The above noted allocation represents the Corporation’s intentions with respect to its use of any proceeds from the exercise of the Warrants based on current knowledge, planning and expectations of Management. Actual expenditures and timing may differ from the estimates set forth above, and the Corporation may reallocate such proceeds for sound business reasons. See “Risk Factors”.

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Until applied, the net proceeds from the exercise of the Warrants and issuance of the Warrant Shares will be held as cash balances in the Corporation’s bank account or invested in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by a government authority.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Authorized Capital

The Company’s authorized capital consists of an unlimited number of Voting Shares without par value and non-voting shares without par value. As of the date of this Prospectus Supplement, 55,597,366 Voting Shares and 2,312,243 non-voting shares are issued and outstanding on a non-diluted basis.

Offering

The Secondary Offering consists of the resale of up to 5,828,342 Unit Shares issuable on the deemed exercise of the Special Warrants and up to 5,828,342 Warrant Shares issuable upon exercise of the Warrants.

Voting Shares

The following is a brief summary of the material attributes of our Voting Shares. This summary does not purport to be complete. For full particulars and additional details on our Voting Shares, reference should be made to our articles, a copy of which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Additionally, a more extensive summary of the terms of our Voting Shares is provided in the Annual Information Form, which is incorporated herein by reference.

Holders of Voting Shares are entitled to receive notice of any meetings of shareholders of the Corporation and to attend and cast one vote per Voting Share at all such meetings. Holders of Voting Shares are entitled to receive dividends if, as and when declared by the Board at its discretion from funds legally available for the payment of dividends. Upon the liquidation, dissolution or winding up of the Corporation, the holders of Voting Shares are entitled to participate on a pro rata basis in any distribution of the remaining property or assets of the Corporation, subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares of the Corporation ranking senior in priority to, or on a pro rata basis with, the Voting Shares. The Voting Shares do not carry any pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase rights, nor do they contain any sinking fund or purchase fund provisions. There are no provisions requiring a holder of Voting Shares to contribute additional capital, and there are no restrictions on the issuance of additional Voting Shares by the Corporation.

Non-Voting Shares

The Company is also authorized to issue an unlimited number of non-voting shares without par value. The non-voting shares are not being distributed under this Prospectus Supplement. For a description of the non-voting shares, see the Base Shelf Prospectus and the documents incorporated by reference therein.

Warrants

The Warrants are governed by the terms of the certificates representing the Warrants issued by the Company (the “Warrant Certificates”).

Each Warrant entitles the holder to acquire one Warrant Share at an exercise price of $5.00 per Warrant Share until July 30, 2031.

The Warrant Certificates also provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including: (a) a share dividend or other distribution payable in Voting Shares, or a subdivision of the outstanding Voting Shares, (b) any consolidation or reverse share split of the outstanding Voting Shares into a smaller number of Voting Shares, (c) the issuance by reclassification of Voting Shares, (d) a subsequent rights offering or special distribution to certain groups of holders. In addition, in the event of a rights offering or other pro rata distribution to holders of Voting Shares, holders of Warrants will be entitled to participate therein to the same extent as if they had exercised their Warrants in full immediately prior to the applicable record date, subject to the beneficial ownership limitation described below.

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The Warrant Certificate also provides for adjustment in the class and/or number of securities or other property issuable upon the exercise of the Warrants and/or the exercise price per security upon the occurrence of the following additional events: (a) any merger or consolidation of the Company with or into another person, (b) any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of the assets of the Company or any material subsidiary, (c) any completed tender offer or exchange offer accepted by the holders of more than 50% of the outstanding Voting Shares, (d) any reclassification, reorganization or recapitalization of the Voting Shares or any compulsory share exchange pursuant to which the Voting Shares are effectively converted into or exchanged for other securities, cash or property, or (e) a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or plan of arrangement) whereby another person or group acquires more than 50% of the outstanding Voting Shares or more than 50% of the voting power (each, a “Fundamental Transaction”). In addition, upon the occurrence of a Fundamental Transaction, a holder will have the option, exercisable within the period specified in the Warrant Certificate, to require the Company or the successor entity to purchase the unexercised portion of the holder’s Warrant for cash at its Black-Scholes value determined in accordance with the Warrant Certificate, provided that if the Fundamental Transaction is not within the Company’s control, the holder will be entitled to receive such value only in the same type or form of consideration (and in the same proportion) payable to holders of Voting Shares in the Fundamental Transaction. The Warrant Certificate also provides that, during the period in which the Warrants are exercisable, the Company will give notice to the warrantholders of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants and/or the number of Warrant Shares issuable upon exercise of the Warrants. The Warrants are transferable in accordance with their terms and may be modified or amended with the written consent of the Company and the warrantholder.

The Warrants contain a beneficial ownership limitation that restricts exercise to the extent that, after giving effect to the issuance of Warrant Shares upon exercise, the holder and its attribution parties would beneficially own more than 4.99% (or, upon election by the applicable holder prior to the issuance of the applicable Warrant, 9.99%) of the number of Voting Shares outstanding immediately after giving effect to such issuance, as specified in the applicable Warrant.

The above is a summary of the material attributes and characteristics of the Warrants. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of the Warrant Certificate.

SELLING SHAREHOLDERS

The following table sets forth the identities of the selling shareholders (together, the “Selling Shareholders”) and certain information regarding the Selling Shareholders’ ownership of Registrable Securities before and after the completion of the Secondary Offering. All Registrable Securities shown below are owned beneficially by the Selling Shareholders as of the date of this Prospectus Supplement. The number of Registrable Securities includes all Warrant Shares that may be acquired on exercise of the Warrants held by the Selling Shareholders.

We are registering the Registrable Securities to permit the Selling Shareholders to offer the Registrable Securities for sale or other disposition from time to time in the United States.

The following table is based in part on information supplied to the Corporation by the Selling Shareholders. The table and footnotes assume that the Selling Shareholders will sell all of the Registrable Securities listed. However, because the Selling Shareholders may sell all or some of their Registrable Securities under this Prospectus Supplement from time to time, or in another permitted manner, the Corporation cannot assure the actual number of Registrable Securities that will be sold by the Selling Shareholders or that will be held by the Selling Shareholders after completion of any sales. The Corporation does not know how long the Selling Shareholders will hold the Registrable Securities before selling them.

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The table below identifies the Selling Shareholders and provides other information regarding the beneficial ownership of the Registrable Securities by the Selling Shareholders, as provided to the Corporation by the Selling Shareholders. The second and third columns list the number of Voting Shares beneficially owned, controlled or directed by the applicable Selling Shareholder, on a non-diluted and fully diluted basis. The fourth column lists the Registrable Securities covered by this Prospectus Supplement that may be sold or otherwise disposed of by the Selling Shareholders. The fifth column shows the number and percentage of Voting Shares beneficially owned on a fully diluted basis after the assumed sale of the Registrable Securities in the Secondary Offering.

Selling Shareholder	Number of Voting Shares Owned Prior to the Secondary Offering (#)(7)	# of Voting Shares Owned on a Fully Diluted Basis Prior to the Secondary Offering (#)	Maximum Number of Registrable Securities Registered Pursuant to this Prospectus Supplement (#)	Number and Percentage of Voting Shares Owned on a Fully Diluted Basis After the Secondary Offering if Registrable Securities Are Sold(1)(2) (#)(%)
Alyeska Master Fund, L.P.	3,004,814	6,009,628(3)	6,009,628(3)	Nil (0%)
Citadel CEMF Investments Ltd.(4)	1,647,058	3,294,116(5)	3,294,116(5)	Nil (0%)
Funds managed by Weiss Asset Management LP(6)	1,176,470	2,352,940(6)	2,352,940(6)	Nil (0%)
Total	5,828,342	11,656,684	11,656,684	0

Notes

(1)	Assuming the sale of all Registrable Securities by the Selling Shareholder during the 25-month period that the Base Shelf Prospectus, including any amendments thereto, remains effective.

(2)	Also represents the number and percentage of Voting Shares held on a fully diluted basis after the Secondary Offering.

(3)	Includes 3,004,814 Unit Shares and 3,004,814 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Special Warrant Financing.

(4)	Citadel CEMF Investments Ltd. is an affiliate of one or more registered broker-dealers and has represented to the Corporation that it acquired the Registrable Securities in the ordinary course of business and, at the time of acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities.

(5)	Includes 1,647,058 Unit Shares and 1,647,058 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Special Warrant Financing.

(6)	Consists of (i) 470,588 Unit Shares and 470,588 Warrant Shares issuable upon exercise of the Warrants, in each case, issuable to Brookdale International Partners, L.P. (“BIP”) upon deemed exercise of the Special Warrants held by BIP and (ii) 705,882 Unit Shares and 705,882 Warrant Shares issuable upon exercise of the Warrants, in each case, issuable to Brookdale Global Opportunity Fund (“BGO”) upon deemed exercise of the Special Warrants held by BGO. Andrew Weiss is the manager of WAM GP LLC, which is the general partner of Weiss Asset Management LP. WAM GP LLC is also the manager of BIP GP LLC, the general partner of BIP. Mr. Weiss has voting and dispositive power with respect to the securities held by BGO and BIP. Mr. Weiss, WAM GP LLC, Weiss Asset Management LP and BIP GP LLC each disclaim beneficial ownership of the securities held by BGO and BIP, except to the extent of their respective pecuniary interests therein. The business address of the foregoing persons and entities is c/o Weiss Asset Management, 222 Berkeley Street, 16th Floor, Boston, Massachusetts 02116.

(7)	The Unit Shares are issuable on the automatic deemed exercise of the Special Warrants for no additional consideration and are deemed beneficially owned by the applicable Selling Shareholder.

The Unit Shares and the Warrants comprise the Units issuable on the deemed exercise of the Special Warrants originally purchased by the Selling Shareholders pursuant to the Special Warrant Financing, completed on July 30, 2026, at a price of $4.25 per Special Warrant.

Except as otherwise disclosed in this Prospectus Supplement or in an amendment or supplement hereto, no Selling Shareholder, and no affiliate, officer, director or principal equity holder of any Selling Shareholder, has held any position or office or has had any material relationship with the Company or any of its predecessors or affiliates within the past three years.

PLAN OF DISTRIBUTION

On July 30, 2026, the Corporation completed the Special Warrant Financing of an aggregate of 5,828,342 Special Warrants. Effective September 15, 2026, each Special Warrant will be deemed to be exercised into Units, each Unit consisting of one Unit Share and one Warrant. Each Warrant entitles the holder thereof to purchase one Warrant Share at an exercise price of $5.00 per Warrant Share, subject to adjustment, for a period of five years from the date of issuance of the Special Warrants.

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Resales of the Registrable Securities by the Selling Shareholders will not affect the share or loan capital of the Corporation, except to the extent that Warrants are exercised for cash and Warrant Shares are issued.

This Prospectus Supplement relates to: (i) the offer and sale from time to time by the Selling Shareholders of 5,828,342 Unit Shares issuable upon deemed exercise of the Special Warrants sold in the Special Warrant Financing, and (ii) the offer and sale from time to time by the Selling Shareholders of 5,828,342 Warrant Shares issuable from time to time upon the exercise of Warrants issued by the Corporation to the Selling Shareholders pursuant to the Special Warrant Financing.

Registrable Securities

The Corporation is registering the Registrable Securities in the United States to permit the resale of the Registrable Securities by the Selling Shareholders, from time to time in one or more transactions, after the date of this Prospectus Supplement. All costs, expenses and fees connected with the registration of the Registrable Securities will be borne by the Corporation. Any brokerage commissions, legal fees, and similar expenses connected with selling the Registrable Securities will be borne by the holder thereof. The Corporation will not receive any of the proceeds from the sale by the Selling Shareholders of the Registrable Securities.

The Selling Shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling the Registrable Securities or interests in Registrable Securities received after the date of this Prospectus Supplement from the Selling Shareholders as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their Registrable Securities or interests in Registrable Securities on any stock exchange, market or trading facility on which the Registrable Securities are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Shareholders may use any one or more of the following methods when disposing of Registrable Securities or interests therein:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the Registrable Securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	broker-dealers may agree with the Selling Shareholders to sell a specified number of such Registrable Securities at a stipulated price per Registrable Security;

●	a combination of any such methods of sale; and

●	any other method permitted by applicable law.

The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the Registrable Securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Registrable Securities, from time to time, under this Prospectus, or under an amendment to this Prospectus under an applicable provision of the U.S. Securities Act amending the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this Prospectus. The Selling Shareholders also may transfer the Registrable Securities in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

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The aggregate proceeds to the Selling Shareholders from the sale of the Registrable Securities offered by them will be the purchase price of such Registrable Securities less discounts or commissions, if any. Each of the Selling Shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Registrable Securities to be made directly or through agents. We will not receive any of the proceeds from the Secondary Offering.

The Selling Shareholders also may resell all or a portion of the Registrable Securities in open market transactions in reliance upon Rule 144 under the U.S. Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the sale of the Registrable Securities or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the U.S. Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the Registrable Securities may be underwriting discounts and commissions under the U.S. Securities Act. Selling Shareholders who are “underwriters” within the meaning of Section 2(a)(11) of the U.S. Securities Act will be subject to the prospectus delivery requirements of the U.S. Securities Act.

To the extent required, the Registrable Securities to be sold, the names of the Selling Shareholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this Prospectus.

In order to comply with the securities laws of some states of the United States, if applicable, the Registrable Securities may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states of the United States the Registrable Securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the Selling Shareholders that the anti-manipulation rules of Regulation M under the U.S. Exchange Act may apply to sales of Registrable Securities in the market and to the activities of the Selling Shareholders and their affiliates. In addition, to the extent applicable we will make copies of this Prospectus (as it may be supplemented or amended from time to time) available to the Selling Shareholders for the purpose of satisfying the prospectus delivery requirements of the U.S. Securities Act. The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the Registrable Securities against certain liabilities, including liabilities arising under the U.S. Securities Act.

This Prospectus Supplement has not been filed in respect of, and will not qualify, any distribution of the Registrable Securities in the Province of British Columbia or in any other province or territory of Canada at any time.

We have agreed to indemnify the Selling Shareholders against liabilities, including liabilities under the U.S. Securities Act and state securities laws, relating to the registration of the Registrable Securities offered by this Prospectus.

We have agreed with the Selling Shareholders to keep the U.S. Registration Statement of which this Prospectus constitutes a part effective until the earlier of: (1) such time as all of the Registrable Securities covered by this Prospectus have been disposed of; or (2) the date on which all of the Registrable Securities may be sold without restriction pursuant to Rule 144 of the U.S. Securities Act.

There can be no assurance that the holders of Registrable Securities will sell any or all of the Registrable Securities registered pursuant to the U.S. Registration Statement, of which this Prospectus Supplement and the accompanying Prospectus form a part.

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The registration of the Registrable Securities is being made in the United States pursuant to the U.S. Registration Statement, under the MJDS. Other than in the United States, no action has been taken by the Corporation that would permit the resale of the Registrable Securities in any jurisdiction where action for that purpose is required. The Registrable Securities may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the registrations of the Registrable Securities be distributed or published in any jurisdiction, except under circumstances that will not contravene the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Secondary Offering and the distribution of this Prospectus.

There is no assurance as to how many of the Warrants will be exercised, and accordingly, there is no assurance as to how many Warrant Shares will be issued pursuant to this Prospectus Supplement, if any. No party has any obligation to purchase any Warrant Shares qualified by this Prospectus Supplement.

PRIOR SALES

During the 12-month period before the date of this Prospectus Supplement, the Company issued the following Voting Shares, Non-Voting Shares and securities exercisable, convertible or exchangeable into Voting Shares and Non-Voting Shares:

Voting Shares

Date Issued	Number	Price (per Voting Share)
November 19, 2025	4,112,954	$0.05[1]
December 1, 2025	153,348	$4.00[3]
December 15, 2025	12,859	$4.00[3]
December 16, 2025	50,000	$0.10[2]
January 6, 2026	25,945	$4.00[3]
January 14, 2026	26,026	$4.00[3]
January 19, 2026	400,000	$4.00[4]
January 21, 2026	200,000	$0.10[2]
January 28, 2026	25,000	$2.00[4]
February 17, 2026	45,000	$3.00[4]
March 6, 2026	950,000	$2.50[4]
April 17, 2026	400,000	$2.40[4]
April 21, 2026	200,000	$0.10[2]
May 5, 2026	300,000	$0.50[5]
May 5, 2026	5,000	$0.50[5]
May 6, 2026	200,000	$0.10[2]
May 7, 2026	80,000	$0.50[5]
June 9, 2026	150,000	$4.00[3]
June 10, 2026	250,000	$3.00[4]
June 15, 2026	133,333	$0.50[5]
June 16, 2026	27,506	$4.00[3]
June 16, 2026	227,273	$5.55[5]
June 16, 2026	248,280	$5.55[4]
June 19, 2026	6,894	$4.00[3]
June 29, 2026	200,000	$0.10[2]
July 6, 2026	425,000	$8.91[4]
July 7, 2026	400,000	$0.10[2]
July 7, 2026	200,000	$2.50[4]
July 14, 2026	400,000	$0.10[2]
July 21, 2026	16,750	$5.97[4]
July 28, 2026	27,959	$4.00[3]
August 13, 2026	75,000	$6.08[4]

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Notes

1.	Voting Shares issued on completion of the Reverse Takeover Transaction in exchange for WBM FinCo shares in settlement of C$205,647.70 of indebtedness at a price of C$0.05 per share. Each WBM FinCo share was exchanged for one Voting Share on completion of the Reverse Takeover transaction.

2.	Voting Shares issued on the cashless exercise of common share purchase warrants. The number of Voting Shares issued was determined in accordance with the cashless exercise formula contained in the applicable warrants, and no cash consideration was received by the Company. Certain notices of exercise were subsequently amended and restated to clarify the gross number of warrants exercised and the corresponding net number of Voting Shares issuable under the cashless exercise formula.

3.	Voting Shares issued on the conversion of convertible debentures or convertible notes at a conversion price of $4.00 per Voting Share, including Voting Shares issued in settlement of accrued interest.

4.	Voting Shares issued on the settlement of restricted share units.

5.	Voting Shares issued on the exercise of stock options.

Special Warrants

Date Issued	Number	Price (per Special Warrant)
July 30, 2026	5,828,342	$4.25

Non-Voting Shares

Date Issued	Number	Price (per Non-Voting Share)
November 19, 2025	2,312,243	$4.00

Warrants

Date Issued	Number	Number of Voting Shares Issuable Upon Exercise	Exercise Price
November 19, 2025	2,553,477	2,553,477	$0.10(1)
November 19, 2025	375,000	375,000	$4.00(1)
November 19, 2025	268,750	268,750	$5.00(1)
November 19, 2025	97,927	97,927	C$3.60(2)

Notes

1.	Issued by Bitzero Blockchain and exchanged for common share purchase warrants of the Company on completion of the reverse takeover.

2.	Legacy common share purchase warrants of WBM Capital Corp. carried forward on completion of the reverse takeover. These warrants expired unexercised on November 30, 2025.

Stock Options

Date Issued	Number	Number of Voting Shares Issuable Upon Exercise	Exercise Price
November 19, 2025	340,000	340,000	$4.00(1)
November 19, 2025	518,033	518,033	$0.50(1)
November 19, 2025	160,000	160,000	$4.00(2)
June 12, 2026	454,546	454,546	$5.55(3)

Notes

1.	Granted to directors of the Company on completion of the reverse takeover. These stock options expire on November 19, 2028.

2.	These stock options expire on December 12, 2026. 227,273 of these stock options were exercised on June 16, 2026.

3.	These stock options expire on December 12, 2026.

Restricted Stock Units

Date Issued	Number	Number of Voting Shares Issuable Upon Settlement	Grant-Date Value / Deemed Issue Price
January 19, 2026	45,000	45,000	$3.00(1)
March 4, 2026	1,150,000	1,150,000	Free(2)
April 17, 2026	400,000	400,000	$2.40(3)
May 6, 2026	200,000	200,000	$2.50(1)
May 6, 2026	150,000	150,000	$3.21(6)
May 28, 2026	250,000	250,000	$4.02(4)
June 12, 2026	248,280	248,280	$5.55(1)
June 22, 2026	425,000	425,000	$8.91(1)
August 13, 2026	75,000	75,000	$6.08(5)

Notes

1.	RSUs issued in connection with consulting agreements.

2.	Issued to management and employees as part of equity compensation plan.

3.	Interest paid on a BTC Loan from FAR Holdings Bermuda Ltd. (“FAR Holdings”).

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4.	Supply of power transformers and related equipment to Bitzero from FAR Holdings for Bitzero.

5.	RSUs issued to RSG-FZCO pursuant to a settlement agreement. The RSUs vested immediately upon issuance and were settled through the issuance of 75,000 Voting Shares.

6.	The RSUs are granted but remain unsettled.

Convertible Notes

Date Issued	Principal Amount	Number of Voting Shares Issuable Upon Conversion	Conversion Price
November 19, 2025	US$2,853,990	713,498	$4.00(1)

Note

1.	Convertible note issued to FAR Holdings as partial consideration for a purchase of transformers. The note remains outstanding as at the date of this Prospectus Supplement.

TRADING PRICE AND VOLUME

The Voting Shares are listed on the CSE under the stock symbol “AIBZ.U” and on the Nasdaq under the stock symbol “AIBZ”. The following tables set forth information relating to the monthly trading of the Voting Shares on the CSE and Nasdaq, as applicable, for the 12-month period prior to the date of this Prospectus Supplement. On September 10, 2026, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Voting Shares on the CSE was $4.40 and the closing price of the Voting Shares on the Nasdaq was $4.49.

CSE

Month	High (US$)	Low (US$)	Trading Volume
September 2026(1)	5.16	4.15	91,990
August 2026	7.35	5.08	411,521
July 2026	8.58	4.87	1,277,277
June 2026	9.9	5.15	3,015,680
May 2026	5.35	2.36	3,365,087
April 2026	2.65	2.05	699,729
March 2026	2.63	2.11	807,659
February 2026	3.5	2.18	742,197
January 2026	3.99	2.2	1,479,313
December 2025	3	2.25	461,628
November 2025(2)(3)	4.12	2.31	389,624

Notes:

(1)	From September 1, 2026 to September 10, 2026.

(2)	The Voting Shares began trading on the CSE on November 24, 2025.

(3)	From November 24, 2025 to November 30, 2025.

Nasdaq

Month	High (US$)	Low (US$)	Trading Volume
September 2026(1)	5.16	4.25	2,324,700
August 2026	7.32	5.07	8,224,600
July 2026	8.49	4.83	14,132,922
June 2026(2)(3)	10.25	5.0401	9,594,389

Notes:

(1)	From September 1, 2026 to September 10, 2026.

(2)	The Voting Shares began trading on the Nasdaq on June 9, 2026.

(3)	From June 9, 2026 to June 30, 2026.

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CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a holder of Unit Shares and Warrants qualified by this Prospectus Supplement, and Warrant Shares acquired on the exercise of such Warrants (the Unit Shares and Warrant Shares referred to herein as Voting Shares). This summary only applies to a holder that, for the purposes of the Tax Act and at all relevant times: (i) acquires and holds such Voting Shares and Warrants as capital property, and (ii) is not affiliated with and deals at arm’s length with the Company, the Agent and any subsequent purchasers of Voting Shares and Warrants held by them (a “Holder”). A Voting Share or Warrant generally will be capital property to a holder unless it is held in the course of carrying on a business of trading in or dealing in securities, or it has been acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder: (i) that is a “financial institution”, as defined in the Tax Act for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iv) that has made a functional currency reporting election under the Tax Act; (v) that has or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement”, as those terms are defined in the Tax Act, with respect to the Voting Shares or Warrants; (vi) that is a partnership; (vii) that receives dividends on the Voting Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act; or (viii) that is exempt from tax under Part I of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Units.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) (“Tax Proposals”) before the date of this Prospectus Supplement, and the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”), published in writing by it before the date of this Prospectus Supplement. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. Except as mentioned above, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations, is of a general nature only, does not describe the income tax consequences relating to the deductibility of interest on money borrowed to acquire Units and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of a Voting Share or Warrant.

Allocation of Cost

Holders will be required to allocate on a reasonable basis their cost of each Unit between the Unit Share and the Warrants comprising the Unit in order to determine their respective adjusted cost bases for purposes of the Tax Act. There can be no assurance that the CRA will agree with a Holder’s allocation of such cost.

The adjusted cost base to a Holder of each Unit Share comprising a part of a Unit qualified by this Prospectus Supplement will be determined by averaging the cost of such Unit Share with the adjusted cost base to such Holder of all other Voting Shares (if any) held by the Holder as capital property immediately prior to the acquisition.

Currency Conversion

Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Voting Shares or Warrants must be determined in Canadian dollars based on the Bank of Canada rate for the day on which such amount arose or such other rate as is acceptable to the CRA.

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Exercise of Warrants

No gain or loss will be realized by a Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be the aggregate of the Holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base (determined immediately before the acquisition of the Warrant Share) to the Holder of all Voting Shares (if any) held by the Holder as capital property immediately prior to such acquisition.

Expiry of Warrants

The expiry of an unexercised Warrant will result in a capital loss to a Holder equal to the Holder’s adjusted cost base of such Warrant immediately before its expiry.

Residents of Canada

The following portion of the summary is generally applicable to a Holder that, at all relevant times for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be a resident of Canada (a “Resident Holder”).

Resident Holders that might not otherwise be considered to hold their Voting Shares as capital property may, in certain circumstances, be entitled to have their Voting Shares and all other “Canadian securities” (as defined in the Tax Act) owned in the taxation year of the election and all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Resident Holders should consult their own tax advisors as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances. This election is not available for the Warrants.

This summary does not apply to a Resident Holder: (i) that is a “financial institution” for purposes of the Tax Act, (ii) that is a “specified financial institution” as defined for purposes of the Tax Act, (iii) that is a corporation that is or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Voting Shares or Warrants, controlled by a non-resident person, or a group of non-resident persons not dealing with each other at arm’s length for the purposes of the foreign affiliate dumping rules in Section 212.3 of the Tax Act, (iv) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency, (v) that has entered into or will enter into a “synthetic disposition arrangement” or “derivative forward agreement”, as such terms are defined in the Tax Act, with respect to Voting Shares or Warrants, (vi) an interest in which is a “tax shelter investment” for purposes of the Tax Act, or (vii) that receives dividends on Voting Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act. Such Resident Holders should consult their own tax advisors.

Receipt of Dividends on Voting Shares

Dividends received or deemed to be received on Voting Shares by a Resident Holder that is an individual (other than certain trusts) will be included in computing the individual’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from a taxable Canadian corporation. Taxable dividends received or deemed to be received by such individual which are designated by the Company as “eligible dividends” in accordance with the Tax Act will be subject to enhanced gross-up and dividend tax credit rules under the Tax Act. There may be limitations on the Company’s ability to designate any dividends as “eligible dividends”.

Dividends received or deemed to be received on Voting Shares by a Resident Holder that is a corporation will be included in computing its income and generally will be deductible in computing its taxable income for that taxation year. In certain circumstances, taxable dividends received by a Resident Holder that is a corporation may be treated as proceeds of disposition or a capital gain pursuant to the rules in subsection 55(2) of the Tax Act. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

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A Resident Holder that is a “private corporation” or “subject corporation” (each as defined in the Tax Act) generally will be liable to pay a special tax under Part IV of the Tax Act (refundable in certain circumstances) on dividends received (or deemed to be received) on the Shares to the extent such dividends are deductible in computing its taxable income for the taxation year. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

Disposition of a Voting Share or a Warrant

On a disposition or a deemed disposition of a Voting Share (other than to the Company, unless purchased by the Company on the open market in the manner in which shares are normally purchased by any member of the public in the open market) or Warrant, a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Voting Share or Warrant exceed (or are exceeded by) the aggregate of the Resident Holder’s adjusted cost base thereof and any reasonable costs of disposition. The adjusted cost base to a Holder of Voting Shares and Warrant is described under the headings “Allocation of Cost” and “Exercise of Warrants”. The tax treatment of any such capital gain (or capital loss) and the capital loss on the expiry of unexercised Warrants is described under the headings “Taxation of Capital Gains and Capital Losses” and “Expiry of Warrants”

Taxation of Capital Gains and Capital Losses

Generally, one-half of the amount of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income in that year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of a Voting Share by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the Voting Share (or on a share for which such Voting Share has been substituted) to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Voting Shares, directly, or indirectly through a partnership or a trust. Resident Holders to which these rules may be relevant should consult their own tax advisors.

Refundable Tax

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act), or that is, at any time in a relevant taxation year, a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, which includes taxable capital gains, and dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Minimum Tax

Capital gains realized and taxable dividends received or deemed to be received by a Resident Holder who is an individual (including certain trusts) may give rise to minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the application of minimum tax.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder that, at all relevant times for purposes of the Tax Act, is (i) neither a resident nor deemed to be a resident of Canada (including as a consequence of an applicable income tax treaty or convention) and (ii) does not use or hold, and is not deemed to use or hold Voting Shares or Warrants in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules which are not discussed in this summary, may apply to a non-resident insurer carrying on business in Canada and elsewhere or to an “authorized foreign bank” (as defined in the Tax Act). Such Holders should consult their own tax advisors.

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Receipt of Dividends on Voting Shares

Dividends on Voting Shares paid or credited, or deemed to be paid or credited to a Non-Resident Holder will be subject to a non-resident withholding tax under the Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-U.S. Income Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) of which Canada is a signatory, affects many of Canada’s tax treaties (but not the Canada-U.S. Income Tax Convention (1980)), including the ability to claim benefits thereunder. Non-Resident Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable income tax treaty or convention based on their particular circumstances.

Disposition of a Voting Share or a Warrant

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Voting Shares or Warrants unless the Voting Shares or Warrants disposed of constitute “taxable Canadian property” of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention (including as a result of the application of the MLI).

Generally, a Voting Share or Warrant will not be “taxable Canadian property” (within the meaning of the Tax Act) of a Non-Resident Holder at a particular time provided that the Voting Shares are listed on a “designated stock exchange” (which currently includes the CSE and Nasdaq) unless, at any time during the 60-month period preceding the particular time, (a) the Voting Shares derived more than 50% of their fair market value directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) Canadian resource properties (as defined in the Tax Act), (iii) timber resource properties (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in (i) to (iii), whether or not the property exists; and (b) at such time, 25% or more of the issued shares of any class or series of the Company’s shares were owned by one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at “arm’s length” (within the meaning of the Tax Act), and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships. Notwithstanding the foregoing, the Voting Shares and Warrants may also be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain circumstances.

If Voting Shares or Warrants are, or are deemed to be, taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act or pursuant to an applicable income tax treaty or convention (including as a result of the application of the MLI), the income tax consequences described above under “Resident Holders – Disposition of a Voting Share or a Warrant” and “Resident Holders – Taxation of Capital Gains and Capital Losses” will generally apply to the Non-Resident Holder.

Non-Resident Holders whose Voting Shares or Warrants may constitute taxable Canadian property should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of Registrable Securities by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase Registrable Securities pursuant to this Prospectus Supplement and hold such Registrable Securities as capital assets (generally, property held for investment).

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This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as financial institutions, banks, insurance companies, broker-dealers and traders in securities or currencies or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or government organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Registrable Securities as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” constructive sale or other integrated investment, persons required to accelerate the recognition of any item of gross income with respect to the Registrable Securities as a result of such income being recognized on an applicable financial statement, persons subject to the alternative minimum tax, persons that have a “functional currency” other than the U.S. dollar, persons that hold the securities other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes) or that hold securities in connection with a trade or business, permanent establishment, or fixed base outside the United States, persons that own directly, indirectly or through attribution, 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships (or arrangements treated as partnerships for U.S. federal income tax purposes) and other pass-through entities, and persons holding Registrable Securities through a partnership or other pass-through entity). U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences that may be relevant to them. This summary does not describe any aspect of U.S. federal tax law other than income taxation (e.g., alternative minimum tax or U.S. federal estate and gift) and does not describe any U.S. state and local or non-U.S. tax consequences relating to the acquisition, ownership and disposition of the Registrable Securities. U.S. Holders should consult their own tax advisers regarding such matters.

No ruling from the United States Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of Registrable Securities. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the discussion set forth in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of Registrable Securities that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that was in existence on August 20, 1996 and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Registrable Securities, the U.S. federal income tax consequences relating to an investment in the Registrable Securities will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of Registrable Securities.

Persons considering an investment in Registrable Securities should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of Registrable Securities, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

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Passive Foreign Investment Company (“PFIC”) Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) at least 50% of the average value of its gross assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital (subject to a limited exception for working capital held for expenses reasonably expected to be paid within 90 days) or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We have not determined if we were a PFIC for any prior taxable year or if we are a PFIC for the current taxable year. Because our PFIC status must be determined annually with respect to each taxable year and depends on the composition and character of our assets and income, and the value of our assets (which may be determined, in part, by reference to the market value of Registrable Securities, which may be volatile) over the course of such taxable year, we may be a PFIC in any taxable year. Moreover, the application of the PFIC rules to digital currencies and transactions related thereto is subject to uncertainty. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current year or any future taxable year.

If we are a PFIC in any taxable year during which a U.S. Holder owns Registrable Securities, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Registrable Securities, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Registrable Securities, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such excess distribution or gain would be determined by allocating the excess distribution or gain rateably over the U.S. Holder’s holding period for Registrable Securities. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC with respect to such U.S. Holder will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds Registrable Securities, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Registrable Securities (regardless of whether we continue to meet the PFIC tests for such years), unless (i) we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Registrable Securities or (ii) for the period immediately preceding our cessation in meeting the tests described above the Registrable Securities were subject to a mark-to-market election or (iii) the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC. If the deemed sale election is made, the U.S. Holder will be deemed to sell the Registrable Securities it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the year for which the deemed sale election is made, the U.S. Holder’s Registrable Securities would not be treated as shares of a PFIC unless we become a PFIC after that year.

If we are a PFIC for any taxable year during which a U.S. Holder holds Registrable Securities and we own a non-U.S. corporate subsidiary that is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any non-U.S. subsidiaries which we may own in the future.

For taxable years in which we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Registrable Securities if such U.S. Holder makes a valid “mark-to-market” election for our Registrable Securities. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our Registrable Securities should generally be marketable stock as long as they remain listed on the Nasdaq or the CSE and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

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If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Registrable Securities held at the end of such taxable year over the adjusted tax basis of such Registrable Securities. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Registrable Securities over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Registrable Securities would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Registrable Securities in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to Registrable Securities for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Registrable Securities.

A U.S. Holder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. An electing U.S. Holder’s basis in the Registrable Securities would be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed would result in a corresponding reduction of basis in the Registrable Securities and would not be taxed again as distributions to the U.S. Holder. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or taxable disposition of the Registrable Securities. However, U.S. Holders should be aware that there can be no assurance that we will satisfy the recordkeeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders require to report under the QEF election rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF election. In general, a QEF election is effective only if we make available such required information.

If we are a PFIC, a U.S. Holder will generally be required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to the U.S. Holder’s U.S. federal income tax return for the tax year with respect to which the form should have been filed.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of Registrable Securities, the consequences to them of an investment in a PFIC, any elections available with respect to the Registrable Securities and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Registrable Securities of a PFIC.

Distributions

Subject to the discussion above under the heading “Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Registrable Securities generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Registrable Securities. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Registrable Securities, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

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Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances. Such dividends will not be eligible for the “dividends received deduction” generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Registrable Securities that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the Canada-United States Tax Convention (1980), as amended (the “Treaty”), which the IRS has determined is satisfactory for purposes of the qualified dividend rules, and that it includes an exchange of information provision, although there can be no assurance in this regard. Further, our Registrable Securities will generally be considered to be readily tradable on an established securities market in the United States if they remain listed on the Nasdaq. Therefore, subject to the discussion above under the heading “Passive Foreign Investment Company Consequences”, if the Treaty is applicable, or if the Registrable Securities are readily tradable on an established securities market in the United States, dividends paid on Registrable Securities will generally be “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions.

Sale, Exchange or Other Disposition of Registrable Securities

Subject to the discussion above under “Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Registrable Securities in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Registrable Securities. Such capital gain or loss generally will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or long-term capital loss if, on the date of sale, exchange or other disposition, the Registrable Securities were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Registrable Securities will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Foreign Tax Credit

Dividends paid on the Registrable Securities will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Registrable Securities generally will be United States source gain or loss. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, U.S. Treasury regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The U.S. Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations. Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the securities generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a particular year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

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Receipt of Foreign Currency

The gross amount of any payment in Canadian dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will generally be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Net Investment Income “Medicare” Tax

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% Medicare tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of Registrable Securities. If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your Registrable Securities.

Information Reporting and Backup Withholding

Under U.S. federal income tax laws certain U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. income tax return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U.S. Holders may be subject to these reporting requirements unless the securities are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Registrable Securities generally may be subject to information reporting and may also be subject to backup withholding tax, currently at the rate of 24%, unless the U.S. Holder provides its correct taxpayer identification number and complies with applicable certification procedures or otherwise establishes an exemption from backup withholding. In addition, if we are not provided with a U.S. Holder’s correct taxpayer identification number or other adequate basis for exemption, the U.S. Holder may be subject to certain penalties imposed by the IRS. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

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THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF THE REGISTRABLE SECURITIES. PERSONS CONSIDERING PURCHASING ANY REGISTRABLE SECURITIES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSIDERATIONS APPLICABLE TO THEM OF ACQUIRING, OWNING AND DISPOSING OF THE REGISTRABLE SECURITIES IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

RISK FACTORS

An investment in the Registrable Securities is subject to a number of risks, including those set forth in the Base Shelf Prospectus and the documents incorporated by reference herein and therein. Prospective purchasers should carefully consider these risks before purchasing Registrable Securities.

An investment in the Registrable Securities is speculative.

An investment in the Registrable Securities and the Company’s prospects generally are speculative due to the risky nature of its business and the present state of its development. Investors may lose their entire investment and should carefully consider the risk factors described below and under the heading “Risk Factors” in the Annual Information Form.

The Company has a working capital deficit and negative operating cash flow, and there is uncertainty about its ability to continue as a going concern.

The Interim Financial Statements include disclosure regarding the Company’s ability to continue as a going concern. As at June 30, 2026, the Company had an accumulated deficit of $(121,001,609) and working capital of $(25,281,627), and whether and when the Company can generate sufficient cash flows to pay for its expenditures and settle its obligations as they fall due is uncertain. The Company is dependent on generating sufficient operating cash flow from its Bitcoin mining operations, and on raising additional equity or debt financing, to fund its growth and to pay its obligations as they come due. There can be no assurance that the Company’s efforts to address these matters will be successful. If the Company is unable to generate sufficient cash flow or to obtain additional financing when required, it may be required to curtail its operations or dispose of assets, and investors could lose all or part of their investment.

The Company has had negative cash flow from operating activities and may continue to do so.

For the nine-month period ended June 30, 2026, net cash from (used in) operating activities was approximately $(18,262,124), and for the financial year ended September 30, 2025, net cash from (used in) operating activities was approximately $(20,809,971). Although the Company anticipates it will have positive cash flow from operating activities in future periods, that anticipation is based on certain assumptions and is subject to significant risks. See “Sufficiency of Financial Resources” in the Base Shelf Prospectus. To the extent that the Company has negative cash flow in any future period, certain of the proceeds from the exercise of Warrants, if any, may be used to fund such negative cash flow from operating activities. There can be no assurance that the Company will be able to generate positive cash flow from its operations, or that additional capital or other financing will be available when needed or on terms favourable to the Company.

Sales of a substantial number of Voting Shares by the Selling Shareholders could adversely affect the market price of the Voting Shares.

The Registrable Securities covered by this Prospectus Supplement represent a significant number of Voting Shares, including Voting Shares issuable upon exercise of Warrants. The sale of a substantial number of Voting Shares by the Selling Shareholders, or the market perception that such sales may occur, could adversely affect the market price of the Voting Shares.

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The Company will not receive proceeds from resales by the Selling Shareholders.

The Company will not receive any proceeds from the sale or other disposition of Registrable Securities by the Selling Shareholders. Accordingly, resales under this Prospectus Supplement will not provide additional capital to the Company, except to the extent that Warrants are exercised for cash.

The Warrants may expire without being exercised.

The Warrants may not be exercised if the market price of the Voting Shares does not exceed the exercise price of the Warrants during the period in which the Warrants are exercisable. If the Warrants expire unexercised, the Company will not receive any proceeds from their exercise and holders will not receive the Warrant Shares underlying those Warrants.

We may issue additional equity or convertible debt securities in the future, which may result in additional dilution to you.

The Company may raise funds in the future through the sale of additional securities of the Company. Any such issuances may dilute the interests of holders of Voting Shares and may have a negative impact on the market price of the Voting Shares, including the Registrable Securities registered hereunder.

There may be no active trading market for the Warrants.

The Warrants are not expected to be listed on any securities exchange. Holders may not be able to resell the Warrants or may be able to resell them only at a significant discount. The Warrants themselves are not being offered for resale under this Prospectus Supplement.

If the Corporation is classified as a PFIC for U.S. federal income tax purposes in any taxable year, it would subject U.S. investors that hold the Registrable Securities to potentially significant adverse U.S. federal income tax consequences.

If the Corporation is classified as a PFIC for U.S. federal income tax purposes in any taxable year, U.S. investors holding the Corporation’s Registrable Securities generally will be subject, in that taxable year and all subsequent taxable years (whether or not the Corporation continued to be a PFIC), to certain adverse U.S. federal income tax consequences. The Corporation will be classified as a PFIC in respect of any taxable year in which, after taking into account its income and gross assets (including the income and assets of 25% or more owned subsidiaries), either (i) 75% or more of its gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of its assets is attributable to “passive assets” (assets that produce or are held for the production of passive income).

We have not determined if we were a PFIC for any prior taxable year or if we are a PFIC for the current taxable year. Because the Corporation’s PFIC status must be determined annually with respect to each taxable year and depends on the composition and character of the Corporation’s assets and income and the value of the Corporation’s assets (which may be determined, in part, by reference to the market value of Registrable Securities, which may be volatile) over the course of such taxable year, the Corporation may be a PFIC in any taxable year. Moreover, the application of the PFIC rules to digital currencies and transactions related thereto is subject to uncertainty. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that the Corporation will not be a PFIC for the current year or any future taxable year.

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If the Corporation is a PFIC for any year during the holding period of a U.S. Holder, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of Registrable Securities, or any “excess distribution” received on its Registrable Securities, as ordinary income ratably allocated over its holding period, and to pay an interest charge on the underpayment of tax attributable to such gain or distribution, unless the U.S. Holder makes a timely and effective QEF election or a “mark-to-market” election with respect to its Registrable Securities. A U.S. Holder who makes a QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. However, U.S. Holders should be aware that there can be no assurance that the Corporation will satisfy the recordkeeping requirements that apply to a QEF, or that the Corporation will supply U.S. Holders with information that such U.S. Holders require to report under the QEF Election rules, in the event that the Corporation is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Registrable Securities. A U.S. Holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Registrable Securities over the taxpayer’s basis therein. Each U.S. Holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Registrable Securities.

LEGAL MATTERS AND INTERESTS OF EXPERTS

Certain Canadian legal matters relating to the Special Warrant Financing under this Prospectus Supplement will be passed upon on our behalf by Garfinkle Biderman LLP.

MNP LLP audited the annual financial statements of the Corporation for the year ended October 31, 2024 and 2023, and was independent of the Corporation in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

SRCO audited the annual financial statements of the Corporation for the financial year ended October 31, 2025 and is independent of the Corporation in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of Ontario. SRCO audited the financial statements of Bitzero Blockchain for the financial year ended September 30, 2025 and 2024, and was independent of the Bitzero Blockchain in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

As of the date of this Prospectus, the partners and associates of Garfinkle Biderman LLP, MNP LLP, and SRCO, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class or series of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company’s auditors are SRCO located at Park Place Corporate Centre, 15 Wertheim Court, Suite 409 Richmond Hill, ON L4B 3H7. SRCO has confirmed that they are independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and in accordance with the applicable rules and regulations adopted by the SEC and Public Company Accounting Oversight Board (United States).

The Company’s registrar and transfer agent for its Voting Shares is Odyssey Trust Company at its principal offices at Trader’s Bank Building, 702-67 Yonge Street, Toronto, Ontario M5E 1J8.

ENFORCEMENT OF CIVIL LIABILITIES

The Corporation is incorporated under, and governed by, the laws of the province of British Columbia and the laws of Canada applicable therein. Many of its officers and directors and experts named in this Prospectus Supplement and the Base Shelf Prospectus are resident outside of the United States, and a majority of their assets, and the assets of Bitzero, are located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under U.S. federal securities laws. There is doubt as to whether Canadian courts would enforce the civil liability claims brought under United States federal securities laws in original actions and/or enforce claims for punitive damages. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

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Bitzero has filed with the SEC, concurrently with the filing of its U.S. Registration Statement of which this Prospectus Supplement and the Base Shelf Prospectus form a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, Bitzero appointed Cogency Global Inc., with an address at 122 East 42nd Street, 18th Floor, New York, New York 10168, United States as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving Bitzero in a U.S. court arising out of or related to or concerning the Secondary Offering of the Registrable Securities under the U.S. Registration Statement. However, it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “Blue Sky” laws of any state within the United States.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES

The following persons reside outside of Canada or, in the case of companies, are incorporated, continued or otherwise organized under the laws of a foreign jurisdiction and each has appointed an agent listed below, if applicable, for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, or resides outside of Canada, even if the party has appointed an agent for service of process.

Name and Position of Person	Name and Address of Agent
Mohammed Bakhashwain Director and Chief Executive Officer	Garfinkle Biderman LLP 801-1 Adelaide St. East, Toronto, Ontario M5C 2V9
Giovanni Gaudenzi Director	Garfinkle Biderman LLP 801-1 Adelaide St. East, Toronto, Ontario M5C 2V9
Guido Contesso Director	Garfinkle Biderman LLP 801-1 Adelaide St. East, Toronto, Ontario M5C 2V9
Selena Barrera Director	Garfinkle Biderman LLP 801-1 Adelaide St. East, Toronto, Ontario M5C 2V9

In addition, each Selling Shareholder resides outside of Canada and has appointed as agent for service of process Garfinkle Biderman LLP, 801-1 Adelaide St. East, Toronto, Ontario M5C 2V9.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Corporation has filed with the SEC the U.S. Registration Statement under the U.S. Securities Act relating to the offer and sale of our securities, of which this Prospectus Supplement forms a part. This Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein, which form a part of the U.S. Registration Statement, do not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Information omitted from this Prospectus Supplement or the Base Shelf Prospectus but contained in the U.S. Registration Statement is available on EDGAR under the Corporation’s profile at www.sec.gov/edgar. Reference is made to such U.S. Registration Statement and the exhibits thereto for further information with respect to the Corporation and the Registrable Securities. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the U.S. Registration Statement. Each such statement is qualified in its entirety by such reference.

We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the U.S. Exchange Act and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Documents filed with, or furnished to, the SEC are available on EDGAR at www.sec.gov. The Company’s Canadian filings are available electronically under the Company’s profile on SEDAR+ at www.sedarplus.ca.

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CERTIFICATE OF BITZERO HOLDINGS INC.

Dated: September 11, 2026

The short form prospectus, together with the documents incorporated in this prospectus by reference, as supplemented by the foregoing, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement as required by the securities legislation of each of the provinces and territories of Canada.

/s/ Mohammed Bakhashwain	/s/ Igor Kostioutchenko
Mohammed Bakhashwain Chief Executive Officer	Igor Kostioutchenko Chief Financial Officer
On behalf of the Board of Directors of Bitzero Holdings Inc.
/s/ Claudia Di Iorio	/s/ Giovanni Gaudenzi
Claudia Di Iorio Director	Giovanni Gaudenzi Director

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CERTIFICATE OF THE PROMOTERS

Dated: September 11, 2026.

The short form prospectus, together with the documents incorporated in this prospectus by reference, as supplemented by the foregoing, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement as required by the securities legislation of each of the provinces and territories of Canada.

/s/ Mohammed Bakhashwain
Mohammed Bakhashwain

/s/ Giovanni Gaudenzi
Giovanni Gaudenzi

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This short form base shelf prospectus (this “Prospectus”) is a base shelf prospectus. This Prospectus has been filed under legislation in each of the provinces and territories of Canada that permit certain information about these securities to be determined after this Prospectus has become final and that permit the omission of that information from this Prospectus. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements has been obtained.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This Prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities.

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Bitzero Holdings Inc. at 1100 One Bentall Centre, 505 Burrard St, Suite 1100, Vancouver, BC V7X 1M5, Telephone: +(604) 331-8300, Email: investors@bitzero.com, and are also available electronically on the issuer’s profile on the System for Electronic Document Analysis and Retrieval Plus (“SEDAR+”) at www.sedarplus.ca and on the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov/edgar.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	September 11, 2026

Bitzero HOLDINGS INC.

$200,000,000
Voting Shares
Warrants
Units
Subscription Receipts

This Prospectus relates to the offering for sale of: (i) voting shares (“Voting Shares”); (ii) warrants (“Warrants”) to purchase other Securities (as defined below); (iii) units (“Units”) comprised of one or more of the other Securities; and (iv) subscription receipts (“Subscription Receipts” and together with the Voting Shares, Warrants and Units, collectively referred to herein as the “Securities”) by Bitzero Holdings Inc. (the “Corporation”) from time to time, during the 25-month period that the Prospectus, including any amendments hereto, remains effective, in one or more series or issuances, with a total offering price of the Securities in the aggregate, of up to $200,000,000. The Securities may be offered for sale separately or in combination with one or more other Securities and may be sold from time to time in one or more transactions at a fixed price or prices (which may be changed) or at market prices prevailing at the time of sale, at prices determined by reference to such prevailing market prices or at negotiated prices. This Prospectus may qualify an “at-the-market distribution,” as such term is defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”).

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation or a subsidiary of the Corporation. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and the assumption of liabilities.

The specific terms of any Securities offered will be described in one or more shelf prospectus supplements (collectively or individually, as the case may be, a “Prospectus Supplement”), including, where applicable: (i) in the case of Voting Shares, the number of Voting Shares offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be “at-the-market distributions”, as such term is defined under NI 44-102), whether the Voting Shares are being offered for cash, and any other specific terms; (ii) in the case of Warrants, the number of Warrants being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise and any other specific terms; (iii) in the case of Units, the number of Units offered, the offering price, the designation, number and terms of the other Securities comprising the Units, and any other specific terms; and (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, and any other specific terms. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.

This Prospectus may also, from time to time, relate to the offering of Voting Shares by certain selling securityholders, as further described in any Prospectus Supplement in connection with any offering of Voting Shares by selling securityholders.

All shelf information permitted under applicable Laws (as defined below) to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement will be incorporated by reference to this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Investors should read the Prospectus and any applicable Prospectus Supplement carefully before investing in the Securities offered pursuant to this Prospectus.

The Corporation and/or selling securityholder may offer and sell the Securities to or through underwriters or dealers purchasing as principals and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. See “Plan of Distribution.” A Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer, or agent, as the case may be, involved in the sale of our Securities, the amounts, if any, to be purchased by underwriters, the plan of distribution of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the initial issue price (in the event that the offering is a fixed price distribution), the net proceeds that we will receive and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices, such as market prices prevailing at the time of sale (including, without limitation, sales deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the Canadian Securities Exchange (the “CSE”), the Nasdaq Stock Market (the “Nasdaq”) or other existing trading markets for the Securities, provided that the requirements of Part 9 of NI 44-102 are complied with in connection with the filing of a Prospectus Supplement for an “at-the-market” distribution), prices related to such prevailing market prices or prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to us. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with any offering of Securities other than an “at-the-market distribution” (as defined under NI 44-102) (unless otherwise specified in the relevant Prospectus Supplement), the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution.” No underwriter of an at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed under this Prospectus, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.

The Corporation’s outstanding Voting Shares are listed and posted for trading on the CSE under the trading symbol “AIBZ.U” and on the Nasdaq under the trading symbol “AIBZ.” The closing price of the Voting Shares on the CSE and Nasdaq on September 10, 2026, the last trading date prior to the date of this Prospectus, was $4.49 and $4.40 per Voting Share, respectively.

The offering of any Securities under this Prospectus and any Prospectus Supplement is subject to approval of certain legal matters by Garfinkle Biderman LLP.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Voting Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Voting Shares) may be sold, and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors.”

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference into this Prospectus have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and Interpretations of the International Financial Reporting Interpretations Committee and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is governed by the laws of Canada, that some or all of our officers and directors may be residents of a foreign country, that some of the experts named in this Prospectus are, and the underwriters, dealers or agents named in this Prospectus or any Prospectus Supplement may be residents of a foreign country and that a substantial portion of the assets of the Corporation and said persons may be located outside the United States. See “Enforceability of Certain Civil Liabilities and Agent for Service of Process.”

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Investing in Securities of the Corporation involves a high degree of risk. You should carefully review the risks outlined in this Prospectus (together with any Prospectus Supplement) and in the documents incorporated by reference in this Prospectus and any Prospectus Supplement, and in the documents incorporated by reference therein, and consider such risks in connection with an investment in such Securities. See “Risk Factors” and the annual information form of the Corporation dated February 2, 2026 (the “Annual Information Form”) for a more complete discussion of these risks.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences in Canada and the United States. Such consequences, including for investors who are resident in, or citizens of, the United States, may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in this Prospectus under the heading “Certain Canadian Federal Income Tax Considerations” as well as the tax discussion, if any, contained in the applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

As of the date of this Prospectus, no underwriter, dealer or agent is in a contractual relationship with the Corporation requiring the underwriter, dealer or agent to distribute under this Prospectus. No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents hereof.

Mohammed Bakhashwain, a director and Chief Executive Officer (“CEO”) of the Corporation, and Giovanni Gaudenzi, Guido Contesso and Selena Barrera, each a director of the Corporation, reside outside Canada. Each of Mr. Bakhashwain, Mr. Gaudenzi, Mr. Contesso and Ms. Barrera has appointed Garfinkle Biderman LLP, 801-1 Adelaide St. East, Toronto, Ontario M5C 2V9, as agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

The Corporation’s head and registered office is located at 1100 One Bentall Centre, 505 Burrard St., Suite 1100, Vancouver, British Columbia, V7X 1M5 Canada.

ABOUT THIS PROSPECTUS

Readers should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Corporation has not authorized any person to provide different or additional information. If anyone provides readers with different or additional information, readers should not rely on it. The information contained on or available through the Corporation’s website, including at www.bitzero.com, is not intended to be included in or incorporated by reference into this Prospectus, and prospective investors should not rely on such information when deciding whether or not to invest in the Securities. The Securities may be sold only in those jurisdictions where offers and sales are permitted. This Prospectus is not an offer to sell or a solicitation of an offer to buy the Securities in any jurisdiction where it is unlawful. The information contained in this Prospectus or any documents incorporated by reference herein is accurate only as of the date specified in this Prospectus or the date specified in the document incorporated by reference herein, as applicable, regardless of the time of delivery of this Prospectus or of any sale of the Securities.

This Prospectus provides prospective investors with a general description of the Securities that we may offer. The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable, the number of Securities offered, the offering price, the currency, any required information in respect of selling securityholders (if applicable) and any other terms specific to the Securities being offered, which may not be within the alternatives and parameters set forth in this Prospectus. The applicable Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing, prospective investors should read both this Prospectus and any applicable Prospectus Supplement, together with the additional information described under the headings “Documents Incorporated by Reference” and “Available Information.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements relate to possible events, conditions or results of operations and are based on assumptions about future economic conditions and courses of action. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by words or phrases such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “plans”, “projects”, “scheduled”, “should”, “targets”, “will” and similar words or phrases, including their negative and grammatical variations. The absence of these words does not mean that a statement is not forward-looking.

The material forward-looking statements in this Prospectus and the documents incorporated by reference herein include, but are not limited to, statements and information concerning:

●	the Corporation’s business strategy, objectives, milestones and growth prospects, including its plans to develop and operate data centers and related energy infrastructure, conduct Bitcoin self-mining and provide high-performance computing (“HPC”) hosting services;

●	expected demand for IT energy infrastructure, Blockchain mining and HPC applications, anticipated market growth, the Corporation’s competitive position and its ability to obtain customers and strategic hosting or infrastructure partners;

●	the proposed expansion of the Kokemäki, Finland data center campus to up to 520 MW, including the initial phase of up to 80 MW targeted for service delivery in 2027, and the timing, scope, costs, financing, construction and operation of that expansion;

●	the development of the Namsskogan, Norway data center site, including the proposed 5 MW self-hosted GPU cluster, proposed Tier 3/4 colocation spaces, the expectation that approximately 70 MW will be energized in the fourth quarter of 2026, and the timing, scope, costs, financing, construction and operation of that development;

●	efforts, including through Hydra Host, to secure customers for Namsskogan capacity and the timing and terms of any resulting arrangements;

●	the negotiation and execution of a definitive lease agreement with OneQode Networks Pte. Ltd., satisfaction of applicable conditions, phased deployment and service readiness, and the anticipated capacity, term, revenues, escalation adjustments, power costs and other benefits of the proposed arrangement;

●	the collaboration with Vertiv, including anticipated expertise, technologies, infrastructure systems and benefits, and any projects or deployments pursued in connection with that collaboration;

●	proposed acquisitions, dispositions, joint ventures, strategic investments, capital expenditures, partnerships and other business opportunities, including their timing, financing and anticipated benefits;

●	future operating and financial performance, including revenues, expenses, capital requirements, liquidity and cash flows, and the ability to generate sufficient operating cash flow, achieve positive cash flow from operating activities, fund obligations and growth plans, manage costs and achieve or sustain profitability;

●	the ability to obtain debt or equity financing, complete future offerings of Securities, list Voting Shares offered, the anticipated effects of future financings and the use of offering proceeds as described in the applicable Prospectus Supplement;

●	the sufficiency of the Corporation’s financial resources to meet its short-term liquidity requirements and to fund its operations and planned expenditures for the 12 months following the date of this Prospectus, and the analysis of future cash flows and working capital, and the assumptions underlying that analysis, set out under “Use of Proceeds – Sufficiency of Financial Resources”;

●	future Bitcoin prices, network difficulty, computing power, mining economics, energy prices and availability, and acceptance and use of Bitcoin and other digital assets;

●	compliance with, and changes to, applicable laws, regulations, tax regimes, accounting standards and governmental policies, and the ability to obtain, maintain, renew or extend required permits, licences, approvals, interconnection arrangements and other authorizations;

●	the availability, cost and reliability of electricity, equipment, infrastructure, financing and personnel, and relationships with customers, hosting counterparties, strategic partners, suppliers and contractors; and

●	the development, expansion, construction, commissioning and operation of existing and future sites; the development, performance, market acceptance and commercialization of technologies, products and business lines; the protection of intellectual property; and the outcome and effects of claims, disputes, litigation and regulatory proceedings.

The foregoing list is not exhaustive. Forward-looking statements also include statements concerning the Corporation’s future financial condition, operating results, business strategy, objectives, plans, prospects, proposed transactions and other future events, conditions, performance or achievements, whether or not identified by the foregoing words or expressions.

Forward-looking statements are based on Management’s opinions, estimates and assumptions as of the date on which the statements are made. The material factors and assumptions used to develop the forward-looking statements include, as applicable:

●	the availability of sufficient capital, operating cash flow and financing to fund operations, satisfy obligations and carry out development and expansion plans on anticipated timelines and at anticipated costs;

●	the timely receipt and maintenance of permits, licences, approvals, power allocations, grid connections and other authorizations on acceptable terms;

●	the availability of power, land, equipment, materials, technology, construction services and qualified personnel in required quantities, at acceptable costs and on anticipated timelines, without material supply chain disruption;

●	the accuracy of engineering studies, designs, capacity estimates, construction schedules, budgets and operating cost estimates, and the absence of material unforeseen technical, environmental, construction or commissioning issues;

●	the ability to secure customers and partners on acceptable terms, counterparty performance, and the negotiation and execution of a definitive lease agreement with OneQode Networks Pte. Ltd. and satisfaction of the conditions to the proposed arrangement;

●	the development of demand, pricing, utilization and customer deployment levels for data center capacity, HPC hosting, Blockchain mining and other products and services as anticipated;

●	Bitcoin prices, network difficulty, transaction fees, computing power, energy prices and other mining economics remaining within ranges that support operations and plans;

●	no material adverse change in economic, financial, capital market, competitive, regulatory, political, legal, accounting or tax conditions, and the Corporation’s continuing ability to comply with applicable requirements; and

●	the ability to retain and attract qualified personnel and advisors, maintain effective controls and systems, and apply offering proceeds substantially as described in the applicable Prospectus Supplement.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied. Material risks and uncertainties include, but are not limited to:

●	insufficient financing or operating cash flow, the working capital deficiency and going concern uncertainty, and the possible need to curtail operations or dispose of assets;

●	delays, cost overruns, design changes, construction, commissioning or operational difficulties, equipment failures, supply chain disruption, power curtailment or interruption, and the inability to obtain or maintain power capacity, grid connections, sites, equipment or authorizations;

●	the failure to secure customers or partners, counterparty non-performance, and the possibility that a definitive agreement with OneQode Networks Pte. Ltd. or a project with Vertiv, Hydra Host or another counterparty may not be completed as contemplated, or at all, or may not produce anticipated revenues or benefits;

●	changes in demand, pricing, competition or technology in the data center, HPC, Blockchain and Bitcoin mining industries, including technological obsolescence and difficulty obtaining suitable hardware;

●	Bitcoin and digital asset price volatility, changes in network difficulty, computing power, transaction fees or protocols, and loss, theft or restricted access to digital assets;

●	increases in power, construction, equipment, labour, financing or other costs, and adverse changes in exchange rates, interest rates, economic conditions or capital markets;

●	cyberattacks, information technology or system interruptions, erroneous transactions, human error, industrial accidents and high-voltage electricity and industrial hazards;

●	adverse changes in laws, regulations, accounting standards, tax rules or governmental policies, or inability to comply with applicable requirements; and

●	inability to attract and retain qualified personnel, contractors, customers and partners, inability to manage growth and controls, litigation, regulatory proceedings, conflicts, inadequate insurance, geopolitical events and the other risks described under “Risk Factors” in this Prospectus and the documents incorporated by reference herein.

Although Management believes that the expectations and assumptions underlying the forward-looking statements are reasonable as of the date made, there can be no assurance that they will prove correct. Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements are expressly qualified by the foregoing cautionary statements and by the risk factors described under “Risk Factors” in this Prospectus and the documents incorporated by reference herein.

Forward-looking statements speak only as of the date on which they are made. Except as required by applicable securities laws, the Corporation undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. When required by applicable securities laws, the Corporation will update or withdraw previously disclosed material forward-looking information in accordance with those requirements.

CAUTIONARY NOTE REGARDING FUTURE-ORIENTED FINANCIAL INFORMATION AND FINANCIAL OUTLOOK

This Prospectus contains a financial outlook, within the meaning of applicable Canadian securities laws, under “Use of Proceeds – Sufficiency of Financial Resources”, consisting of Management’s analysis of the Corporation’s future cash flows and working capital to support the company’s operation for the 12 months following the date of this Prospectus. This Prospectus and the documents incorporated by reference herein may also contain other future-oriented financial information presented in the format of historical financial statements (“FOFI”) and other financial outlooks (together with the financial outlook referred to above, “prospective financial information”), which may include information regarding anticipated revenues, expenses, capital expenditures, operating costs, liquidity, cash flows, financing requirements and other prospective financial performance, financial position or cash flows.

The prospective financial information has been prepared by Management, based on its assessment of the relevant information available as of the applicable date, to convey Management’s current expectations. The financial outlook under “Use of Proceeds – Sufficiency of Financial Resources” has been included in this Prospectus in order to assist readers in assessing the Corporation’s expected ability to meet its cash obligations and to fund its operations and non-discretionary expenditures over the 12 months following the date of this Prospectus in light of its historical financial performance, and not as an inducement to any person to purchase Securities. Although Management believes the prospective financial information has been prepared on a reasonable basis, the assumptions underlying it may prove to be imprecise or incorrect, and there can be no assurance that those assumptions will prove correct or that the contemplated results will be realized. Readers are cautioned that this information may not be appropriate for any other purpose, is not a forecast of revenue or profitability, and does not purport to present the Corporation’s working capital, cash flow from operating activities or financial condition in accordance with IFRS. Readers should not place undue reliance on prospective financial information.

The financial outlook does not give effect to any proceeds from a future offering of Securities for cash under this Prospectus or any Prospectus Supplement, or any proceeds from the exercise of outstanding convertible securities, and does not assume that any discretionary development expenditures in respect of the Corporation’s Namsskogan, Norway and Kokemäki, Finland sites are incurred during the period, in each case except to the extent expressly reflected in the analysis under “Use of Proceeds – Sufficiency of Financial Resources”. For greater certainty, the financial outlook reflects the gross proceeds of the completed July 2026 Special Warrant Financing, which were received prior to the date of this Prospectus; the qualification, by a Prospectus Supplement, of the distribution of the Voting Shares and Warrants issuable in respect of the Special Warrants will not result in the receipt of any additional proceeds by the Corporation. Neither the Corporation’s independent auditor nor any other independent accountant has compiled, examined or performed any procedures with respect to the prospective financial information contained in this Prospectus, nor expressed any opinion or other form of assurance with respect to that information or its achievability, and each assumes no responsibility for, and disclaims any association with, that information.

Prospective financial information speaks only as of the date on which it is provided. The Corporation will update or withdraw previously disclosed material prospective financial information, and will compare actual results for the relevant periods with the financial outlook, to the extent required by applicable securities laws, including section 5.8 of NI 51-102.

GENERAL MATTERS

You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. References to this “Prospectus” refer to this short form base shelf prospectus, including the documents incorporated by reference herein. We have not authorized anyone to provide you with information that is different than the information contained herein. If anyone provides you with different or additional information, you should not rely on it. We take no responsibility for and can provide no assurance as to the reliability of any other information that others may give readers of this Prospectus. The information contained on our website is not a part of this Prospectus and is not incorporated by reference into this Prospectus despite any references to such information in this Prospectus or the documents incorporated by reference, and prospective investors should not rely on such information when deciding whether or not to invest in the Securities. We are not making an offer of these Securities where the offer is not permitted by law. You should assume that information contained in this Prospectus or any applicable Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus or any applicable Prospectus Supplement or of any sale of the Securities. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus is part of a registration statement on Form F-10 (the “Registration Statement”) relating to our Securities that we have filed or will file with the SEC. Under the Registration Statement, we may, from time to time, sell Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of $200,000,000. This Prospectus, which constitutes part of the Registration Statement, provides you with a general description of the Securities that we may offer. Each time we sell Securities under the Registration Statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. A Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Documents Incorporated By Reference.” This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the Registration Statement. Investors in the United States should refer to the Registration Statement and the exhibits thereto for further information with respect to the Corporation and Securities.

Unless otherwise specified or the context otherwise requires, in this Prospectus, (i) all references to the “Corporation”, “Company”, “Bitzero”, “we”, “us” and “our” means, Bitzero Holdings Inc. and where the context so requires, includes its subsidiaries, predecessors, together with their respective predecessors (where the context so requires), (ii) “Material Adverse Effect” means a material adverse effect on the Business, the properties, assets, liabilities (including contingent liabilities), results of operations, financial performance, financial condition, or the market and trading price of the Securities, of the Corporation and its subsidiaries, taken as a whole, (iii) “Authorizations” means, collectively, all consents, licenses, registrations, permits, authorizations, permissions, orders, approvals, clearances, waivers, certificates, and declarations issued, granted, given or otherwise made available by or under the authority of any Government Entity or pursuant to any requirement under applicable Law, (vi) “Governmental Entities” means: (a) any international, multi-national, national, federal, provincial, territorial, State, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, minister, cabinet, governor in council, ministry, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including, for greater certainty, the CSE and Nasdaq; (v) “Laws” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended, unless expressly specified otherwise; (vi) “Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative or government (including any Governmental Entity), syndicate or other entity, whether or not having legal status; (vii) “Applicable Securities Laws” means, as applicable, the securities legislation, securities regulation and securities rules, and the policies, notices, instruments and blanket orders of each Canadian securities regulator having the force of applicable Law and in force from time to time; and (viii) all other capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Annual Information Form. This Prospectus and the information incorporated herein by reference include certain trade names and trademarks which are protected under applicable intellectual property Laws and are our property.

We may, from time to time, sell any combination of the Securities described in this Prospectus in one or more offerings up to an aggregate amount of $200,000,000. This Prospectus provides a general description of the Securities that we may offer. All information permitted under applicable Laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement containing the specific terms of any Securities will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

Before purchasing any Securities, prospective investors should carefully read both this Prospectus and the applicable accompanying Prospectus Supplement, together with the additional information provided in the documents incorporated by reference herein as described under the heading “Documents Incorporated by Reference.”

FINANCIAL INFORMATION AND CURRENCY PRESENTATION

The financial statements of the Corporation incorporated by reference in this Prospectus are reported in U.S. dollars and have been prepared in accordance with IFRS. Unless otherwise specified or the context otherwise requires, all references to “$” and “dollars” refer to U.S. dollars.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this Prospectus (or in a document incorporated or deemed to be incorporated by reference herein or therein) concerning the industry and the markets in which the Corporation operates, including its general expectations and market position, market opportunities and market share, is, or may be, based on information from independent industry organizations, other third-party sources (including industry publications, surveys and forecasts) and the studies and estimates of Management.

Unless otherwise indicated, the Corporation’s estimates are derived from publicly available information released by independent industry analysts and third-party sources as well as data from the Corporation’s internal research, and include assumptions made by Management which Management believe to be reasonable based on their knowledge of the relevant industry and markets. Such internal research and assumptions have not been verified by any independent source, and the Corporation and Management have not independently verified any third-party information. While Management believes the market position, market opportunity and market share information included, or which may be included, in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the Corporation’s future performance and the future performance of the industry and markets in which the Corporation operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the headings “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” herein and in the Annual Information Form for further details.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation 1100 One Bentall Centre, 505 Burrard St., Suite 1100, Vancouver, British Columbia, V7X 1M5 Canada, Telephone: +604-331-8300, Email: investor@bitzero.com, and are also accessible under the Corporation’s issuer profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to certain of the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith file reports and other information with the SEC.

Under MJDS, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Corporation may not be required to publish financial statements as promptly as U.S. companies. Documents filed with, or furnished to, the SEC are available through EDGAR. The filings of the Corporation through SEDAR+ and through EDGAR are not incorporated by reference in this prospectus except as specifically set out herein.

The following documents, filed with the various securities commission or similar securities regulatory authorities in Canada are specifically incorporated by reference in, and form an integral part of, this Prospectus:

(a)	the material change report of the Corporation dated October 4, 2024, in respect of the 2024 Consolidation, which was filed on SEDAR+ on October 8, 2024;

(b)	the management information circular of the Corporation dated November 25, 2024, in respect of a plan of arrangement between the Corporation and its wholly-owned subsidiaries, filed on SEDAR+ on November 25, 2024;

(c)	the material change report of the Corporation dated December 18, 2024, in respect of a plan of arrangement between the Corporation and its wholly-owned subsidiaries, filed on SEDAR+ on December 18, 2024;

(d)	the material change report of the Corporation dated July 24, 2025, in respect of the WBM Adjustment, filed on SEDAR+ on July 29, 2025;

(e)	the Special Meeting Circular, for the Corporation’s special meeting held on August 25, 2025, filed on SEDAR+ on August 5, 2025;

(f)	the listing statement of the Corporation dated November 19, 2025, filed on SEDAR+ on November 20, 2025, excluding the following sections and schedules of, or information in, as applicable, the listing statement:

(i)	Section 6 – “Selected Consolidated Financial Information”;

(ii)	Section 7 – “Management’s Discussion and Analysis”;

(iii)	Section 25 – “Financial Statements”;

(iv)	Schedule “A” – “Financial Statements of WBM”;

(v)	Schedule “B” – “Financial Statements of Bitzero”;

(vi)	Schedule “C” – “Pro Forma Financial Statements”;

(vii)	Schedule “D” – “MD&A of WBM”;

(viii)	Schedule “E” – “MD&A of Bitzero”;

(ix)	in each case of (i) through to and including (viii) above, any summary or information derived therefrom, to the extent superseded by subsequently filed financial statements and management’s discussion and analysis incorporated by reference in this Prospectus;

(g)	the Corporation’s Notice of Change dated December 1, 2025, filed pursuant to NI 51-102, in respect of changing the Corporation’s financial year end from October 31 to September 30 and change of corporate structure pursuant to the Reverse Takeover Transaction, filed on SEDAR+ on December 1, 2025;

(h)	the material change report of the Corporation dated December 1, 2025, in respect of the Reverse Takeover Transaction and listing of the Voting Shares on the CSE, filed on SEDAR+ on December 1, 2025;

(i)	the material change report of the Corporation dated December 12, 2025, in respect of a power optimization initiative and the engagement of investor relations service providers by the Corporation, filed on SEDAR+ on December 22, 2025;

(j)	the amended and restated audited consolidated financial statements of Bitzero Blockchain, being the acquirer of the Corporation pursuant to the Reverse Takeover Transaction, for the financial year ended September 30, 2025, and 2024, together with the notes thereto and the auditors’ report dated January 28, 2026, except as to note 22(c), as to which the date is September 9, 2026 (the “Annual Financial Statements”), which were filed on SEDAR+ on January 28, 2026 and refiled, as amended and restated, on SEDAR+ on September 9, 2026;

(k)	the amended and restated management’s discussion and analysis of financial condition and results of operations of Bitzero Blockchain for the year ended September 30, 2025, and 2024, which was filed on SEDAR+ on January 28, 2026 and refiled, as amended and restated, on SEDAR+ on September 9, 2026;

(l)	the Annual Information Form of the Corporation dated February 2, 2026, in respect of the fiscal year ended September 30, 2025, filed on SEDAR+ on February 2, 2026;

(m)	the audited consolidated financial statement of the Corporation, for the financial year ended October 31, 2025 and 2024, together with the notes thereto and the auditors’ report dated March 6, 2026, which were filed on SEDAR+ on March 6, 2026;

(n)	the management’s discussion and analysis of financial condition and results of operations of the Corporation for the year ended October 31, 2025 and 2024, which was filed on SEDAR+ on March 6, 2026;

(o)	the Corporation’s Form 51-102F6V – Statement of Executive Compensation – Venture Issuers for the years ended October 31, 2025 and 2024, filed on SEDAR+ on April 16, 2026;

(p)	Bitzero Blockchain’s Form 51-102F6V – Statement of Executive Compensation – Venture Issuers for the years ended September 30, 2025, and 2024, filed on SEDAR+ on April 16, 2026;

(q)	the change of status report of the Corporation dated June 9, 2026 filed in connection with the Corporation’s Nasdaq listing effective June 9, 2026;

(r)	the material change report of the Corporation dated June 10, 2026, in respect of the resignation of Gilles Seguin as a director, appointments of Guido Contesso and Selena Barrera as directors, and appointment of Mohammed Bakhashwain as Chair of the Board of Directors, filed on SEDAR+ on June 10, 2026;

(s)	the material change report of the Corporation dated August 10, 2026 in connection with the July 2026 Special Warrant Financing (as hereinafter defined);

(t)	the material change report of the Corporation dated August 31, 2026 in respect of the repayment in full of the JGB senior secured loan on August 6, 2026, filed on SEDAR+ on August 31, 2026;

(u)	the amended and restated interim financial statements of the Corporation for period ended June 30, 2026, together with the notes thereto (the “Interim Financial Statements”), filed on SEDAR+ on September 9, 2026; and

(v)	the amended and restated management’s discussion and analysis of financial condition and results of operations for the period ended June 30, 2026, filed on SEDAR+ on September 9, 2026.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus including certain material change reports (excluding material change reports filed on a confidential basis), comparative interim financial statements, comparative annual financial statements and the auditors’ report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms, marketing materials (as such term is defined in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”) and business acquisition reports filed by the Corporation with the securities commissions or similar authorities in the provinces of Canada during the term of this Prospectus are deemed to be incorporated by reference in this Prospectus. To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with the SEC pursuant to the Exchange Act after the date of this Prospectus, such documents or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part (in the case of a current report on Form 6-K, if and to the extent expressly provided in such report).

Notwithstanding anything herein to the contrary, any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon a new annual information form and the related annual financial statements and the accompanying management’s discussion and analysis being filed by the Corporation with, and, where required, accepted by the securities commissions and similar authorities in the provinces and territories of Canada during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, and the accompanying management’s discussion and analysis material change reports and annual filings or information circulars filed before the commencement of the Corporation’s fiscal year in which the new annual information form is filed will be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

A Prospectus Supplement containing the specific terms in respect of any Securities, updated disclosure of earnings interest coverage ratios (if applicable) and any additional or updated information that the Corporation may elect to include (provided that such information does not describe a material change that has not already been the subject of a material change report or a prospectus amendment) will be delivered to purchasers of such Securities, together with this Prospectus, and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of such Securities covered by such Prospectus Supplement.

Certain marketing materials (as that term is defined in NI 41-101) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in NI 41-101) pertaining to a distribution of Securities, and filed by the Corporation after the date of the Prospectus Supplement for the distribution of such Securities and before the termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this Prospectus forms a part:

(a)	the documents listed under the heading “Documents Incorporated By Reference” in this Prospectus;

(b)	the consent of SRCO Professional Corporation;

(c)	the consent of Garfinkle Biderman LLP;

(d)	the consent of MNP LLP; and

(e)	powers of attorney of the Corporation’s directors and officers, included on the signature pages of the Registration Statement.

A copy of any underwriting agreement, agency agreement, warrant indenture, subscription receipt agreement, debenture indenture, statement of eligibility of trustee on Form T-1, or similar agreement that is required to be filed, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

AVAILABLE INFORMATION

In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. Under the MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Some of the documents that we file with or furnish to the SEC are electronically available from EDGAR, and may be accessed at www.sec.gov/edgar.

The Corporation is concurrently filing with the SEC the Registration Statement under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), with respect to the Securities. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Corporation and the Securities offered in this Prospectus, reference is made to the Registration Statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. You may refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to the Corporation and the Securities. See “Documents Filed as Part of this Registration Statement.”

SUMMARY DESCRIPTION OF THE BUSINESS

This summary does not contain all the information that may be important to you in deciding whether to invest in the Securities. You should read the entire Prospectus, including the section entitled “Risk Factors”, the applicable Prospectus Supplement, and the documents incorporated by reference herein, including the Annual Information Form, before making such decision.

Name, Address, Incorporation

The full corporate name of the Corporation is “Bitzero Holdings Inc.” The Corporation was incorporated on August 26, 2006, pursuant to the provisions of the Canada Business Corporations Act under the name “Tiidal Gaming Group Corp.” and was continued to the Province of British Columbia governed under the BCBCA on June 4, 2024. On July 10, 2024, the Corporation changed its name from “Tiidal Gaming Group Corp.” to “WBM Capital Corp.”

On November 19, 2025, the Corporation completed the Reverse Takeover Transaction pursuant to the terms of the Letter Agreement between Bitzero Blockchain Inc. and the Corporation by way of a triangular amalgamation. In connection with the Reverse Takeover Transaction, the Corporation changed its name from “WBM Capital Corp.” to “Bitzero Holdings Inc.”, Bitzero Blockchain became a wholly-owned subsidiary of the Corporation, and the shareholders of Bitzero Blockchain became holders of the Voting Shares and Non-Voting Shares on the basis of: (i) one Voting Share for 10 voting shares in the capital of Bitzero Blockchain held; and (ii) one Non-Voting Share on the basis of 10 non-voting shares in the capital of Bitzero Blockchain.

Following the Reverse Takeover Transaction, the head and registered office of the Corporation is located at 1100 One Bentall Centre, 505 Burrard St., Suite 1100, Vancouver, British Columbia, V7X 1M5 Canada. The Corporation’s principal regulator is the British Columbia Securities Commission, and it is a reporting issuer in the provinces of Alberta and Ontario as well.

On November 24, 2025, the Voting Shares commenced trading on the CSE under the symbol “BITZ.U.”

Effective June 9, 2026, the Corporation’s registration statement on Form 40-F was declared effective by the SEC, and the Voting Shares were listed and commenced trading on the Nasdaq under the symbol “AIBZ.” Concurrently, the Voting Shares changed their trading symbol on the CSE from “BITZ.U” to “AIBZ.U.”

Intercorporate Relationships

The corporate chart of the Corporation including the Subsidiaries, together with the jurisdiction of incorporation of the Corporation and its subsidiary and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Corporation is as follows:

Description of the Business

The Corporation and its Subsidiaries are a provider of IT energy infrastructure and high-efficiency power generation for data centers to support various activities including HPC and Blockchain mining. The Business focuses on three principal areas: (1) data center development; (2) Bitcoin mining; and (3) obtaining strategic data center hosting partnerships. Bitzero Blockchain, is the operating entity of the Corporation, which owns all the other Subsidiaries; see “Intercorporate Relationships” for the Corporation’s organization chart.

Bitzero Blockchain was created to disrupt and innovate in the Blockchain and data center spaces to move markets away from unsustainable data and mining practices. It is engaged in the development and operation of data centers and related energy infrastructure, Bitcoin self-mining, and HPC hosting. Bitzero Blockchain’s primary objective is to address the increasing demand for IT energy infrastructure driven by the growth of Blockchain technology and other HPC applications by leveraging advanced technology and energy-efficient solutions. By creating harmony with local authorities, investors, and customers, Bitzero Blockchain aims to become a leader in Blockchain mining and HPC hosting in a sustainable fashion and set a new global standard for best practices in clean energy sourcing, heat capture, and sustainability within local communities.

Recent Developments

Investor Relations Engagements (February 2026)

On February 10, 2026, the Corporation announced enhancements to its investor relations program, including the engagement of Plutus Invest & Consulting GmbH (“Plutus”) and the renewal of its agreements with i2i Marketing Group, LLC (“i2i”) and Native Ads, Inc. (“Native Ads”).

The engagement of Plutus commenced on February 6, 2026 for a term of 12 months following its execution, with an option to extend or renew upon mutual agreement, and provided for the design and implementation of an advertisement-based investor awareness campaign focused on the European investment market, primarily through digital marketing, digital advertising, email distribution and online investor platforms, in consideration for cash compensation of €100,000. The engagement of Plutus has concluded and is no longer active.

The agreement with i2i provided for marketing services, including social media management, content creation and distribution, digital marketing and digital advertising, for distribution by email and on online investor platforms, in consideration for cash compensation of $125,000. That agreement commenced on September 30, 2025 and was renewed on February 10, 2026 for a period of six months or until the retainer was depleted.

The agreement with Native Ads provided for a marketing campaign including cost-per-click advertising, media buying and content distribution, search engine marketing, content creation, web development, advertising creative development, search engine optimization, campaign optimization, and reporting and data insights services, in consideration for total retainer cash compensation of US$75,000. That agreement commenced on February 17, 2025 and was renewed on February 10, 2026 for an additional term of up to twelve months or until the retainer was depleted. The engagement of Native Ads has concluded and is no longer active.

On November 25, 2025, the Corporation announced that it had engaged Adelaide Capital Markets Inc. (“Adelaide”), of Suite 1050, 400 Burrard Street, Vancouver, British Columbia, to provide investor relations and consulting services, including virtual campaigns, social media, conference attendance and assistance with investor communications. That agreement had an initial term of November 24, 2025 to February 24, 2026, in consideration for a monthly fee of C$8,000 plus applicable taxes, and renews automatically on a monthly basis until terminated in accordance with its terms. The Adelaide engagement remains in effect as at the date of this Prospectus.

Each of Plutus, i2i, Native Ads and Adelaide was at arm’s length to the Corporation and, as at the date of the applicable announcement, held no beneficial ownership of, and no right or intention to acquire, securities of the Corporation. No securities of the Corporation were issuable to any of them as compensation under their respective agreements.

Engineering Update at the Finland and Norway Sites

On April 24, 2026, the Corporation completed an engineering due diligence report prepared in collaboration with Red Engineering Design Ltd. (“Red Engineering”) covering the expansion of the Corporation’s data center campus at Kokemäki, Finland to a capacity of up to 520 MW, taking into account anticipated advances in next-generation GPU technologies and density improvements. The report supports pre-design work for up to 520 MW at the site, with an initial phase of up to 80 MW targeted to be ready for service delivery in 2027.

In parallel, at the Corporation’s data center site at Namsskogan, Norway, the Corporation completed the design of a 5 MW self-hosted GPU cluster and initial designs for two 50 MW Tier 3/4 colocation spaces, and is working with Hydra Host to secure a customer for the initial 5 MW cluster through Hydra Host’s network of enterprise and AI-native customers. The Corporation has approximately 70 MW of capacity that it expects to energize in the fourth quarter of 2026.

Binding Letter Agreement with OneQode in respect of the Norway Site

On May 5, 2026, the Corporation entered into a binding letter agreement (the “OneQode Letter Agreement”) with OneQode Networks Pte. Ltd. (“OneQode”), a global high-performance cloud and network infrastructure provider, providing for a 15-year lease of the full 110 MW of capacity at the Corporation’s Namsskogan, Norway data center site. OneQode has indicated that it plans a large-scale GPU deployment across the 110 MW, with readiness for service delivery targeted for 2027.

A definitive lease agreement has not been executed as at the date of this Prospectus. The completion of any definitive lease agreement remains subject to customary conditions, including the completion of due diligence, agreement on technical specifications and the negotiation of credit support arrangements. There can be no assurance that a definitive lease agreement will be entered into on the terms contemplated by the OneQode Letter Agreement, on other terms, or at all. See “Risk Factors.”

Listing of the Voting Shares on Nasdaq

On May 7, 2026, the Corporation submitted an application to list the Voting Shares on Nasdaq under the symbol “AIBZ” and on June 4, 2026, the Corporation announced that the Voting Shares had been approved for listing on Nasdaq. Effective June 9, 2026, the Corporation’s registration statement on Form 40-F was declared effective by the SEC, the Voting Shares were listed and commenced trading on Nasdaq under the symbol “AIBZ”, and the trading symbol for the Voting Shares on the CSE changed from “BITZ.U” to “AIBZ.U”. See “Summary Description of the Business – Name, Address, Incorporation.”

Changes to the Board and Management

Effective June 4, 2026, Gilles Seguin resigned as a director of the Corporation, but remains the Corporation’s Corporate Secretary, Guido Contesso and Selena Barrera were appointed as directors of the Corporation, and Mohammed Bakhashwain was appointed Chair of the Board. Following these changes, the Board consists of Mohammed Bakhashwain, Giovanni Gaudenzi, Claudia Di Iorio, Guido Contesso and Selena Barrera.

Land Reservation Agreement in respect of an Additional Finland Site

On June 23, 2026, the Corporation secured a reservation of approximately 33 hectares of industrial land in Finland pursuant to a reservation agreement entered into with a local municipality in Finland, further expanding the Corporation’s Nordic development portfolio. The land has been reserved for a period of six months. Based on current planning assumptions, the initial phase of the site is expected to support up to 60 MW of capacity. The site benefits from a 110 kV transmission line running through the property. During the reservation period, the Corporation expects to advance engineering work and electrical connections and to identify the long-lead infrastructure items required to support future development of the site.

The terms and conditions of any further agreement between the parties have not yet been settled as of the date of this Prospectus. There can be no assurance that the reservation will result in the site being developed. See “Risk Factors.”

Investor Relations Engagement (June 2026)

On June 23, 2026, the Corporation announced that it had engaged Think Ink Marketing Data and Email Services Inc. (“Think Ink”) to provide investor relations and digital marketing services in connection with a two-week investor awareness campaign, in consideration for aggregate cash compensation of $246,500. The campaign commenced in June 2026; certain campaign activities were delayed and the campaign remains ongoing as at the date of this Prospectus. Think Ink is at arm’s length to the Corporation and no securities of the Corporation were issued or are issuable to Think Ink in connection with the engagement.

July 2026 Special Warrant Financing

On July 29, 2026, the Corporation entered into securities purchase agreements with certain institutional investors in respect of a private placement of an aggregate of 5,828,342 special warrants of the Corporation (each, a “Special Warrant”) at a price of $4.25 per Special Warrant, for aggregate gross proceeds of $24,770,454 (the “July 2026 Special Warrant Financing”). The July 2026 Special Warrant Financing closed on July 30, 2026. The Corporation intends to use the net proceeds of the July 2026 Special Warrant Financing for the repayment of certain outstanding indebtedness, the continued development of its product and service offerings, potential future acquisitions, working capital and general corporate purposes.

Each Special Warrant will be automatically exercised, for no additional consideration, into one Voting Share and one common share purchase warrant of the Corporation (each whole warrant, a “Special Warrant Underlying Warrant”) on the earlier of: (i) the first business day after the Corporation files a prospectus supplement, or obtains a receipt from the applicable securities regulatory authorities in Canada for a final prospectus, qualifying the distribution of the Voting Shares and Special Warrant Underlying Warrants issuable upon exercise of the Special Warrants; and (ii) the date that is four months and one day after the closing of the July 2026 Special Warrant Financing. Each Special Warrant Underlying Warrant will be exercisable immediately upon issuance and will entitle the holder to acquire one Voting Share at an exercise price of $5.00 per Voting Share for a period of five years from the date of issuance of the Special Warrants.

Clear Street LLC acted as the exclusive placement agent in connection with the July 2026 Special Warrant Financing. In connection with the July 2026 Special Warrant Financing, the Corporation has entered into a registration rights agreement with the investors pursuant to which the Corporation agreed to file a registration statement with the SEC providing for the resale of the Voting Shares issuable upon the deemed exercise of the Special Warrants and the Voting Shares issuable upon exercise of the Special Warrant Underlying Warrants. The securities issued under the July 2026 Special Warrant Financing were offered and sold in the United States in reliance upon the exemption from registration provided by Section 4(a)(2) of the U.S. Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

Repayment of Senior Secured Loan Facility

On August 6, 2026, the Corporation repaid in full all outstanding obligations under its senior secured loan facility with JGB Collateral LLC, as administrative and collateral agent for the lenders, using a portion of the net proceeds of the July 2026 Special Warrant Financing. The repayment consisted of $22,375,000 of outstanding principal and $45,699.69 of accrued and unpaid interest. All liens and security interests granted in connection with the facility against the assets of the Corporation and its subsidiaries were released, and the financial and other covenants under the facility, including the minimum cash covenant in respect of which $2,000,000 of restricted cash was held, ceased to apply.

The warrants issued to the lenders in connection with the facility remain outstanding in accordance with their terms. See “Consolidated Capitalization”.

Collaboration with Vertiv

On August 4, 2026, the Corporation announced a collaboration with Vertiv, a global provider of critical digital infrastructure, further expanding the Corporation’s network of technical, engineering and supply chain providers supporting the delivery of its data center projects. Vertiv is expected to contribute expertise in critical power, thermal management (including advanced liquid cooling design and engineering) and infrastructure deployment in support of the design and delivery of the Corporation’s artificial intelligence, high-performance compute and hyperscale data center infrastructure, and to expand the Corporation’s access to established technologies and modular, end-to-end infrastructure systems.

The Corporation and Vertiv have entered into a memorandum of understanding (the “MOU”) in respect of the collaboration. The MOU is non-binding and does not obligate the Corporation or Vertiv to proceed with any particular project, purchase or level of expenditure, and no definitive agreement in respect of any specific site or deployment has been entered into as at the date of this Prospectus. There can be no assurance that the collaboration will proceed on the terms currently contemplated, or at all, or that it will result in the anticipated benefits. See “Risk Factors.”

Potential Acquisitions

Consistent with its business strategy and in the normal course, the Corporation may from time to time evaluate, pursue or engage in discussions regarding potential acquisitions of, investments in, or joint ventures involving, complementary businesses, assets, projects or infrastructure opportunities, including opportunities related to data centre development, high-performance compute, artificial intelligence infrastructure, power infrastructure, hosting arrangements or other strategic opportunities which may or may not be material. Such opportunities may include non-binding letters of intent, conditional agreements, preliminary discussions or other arrangements, and there can be no assurance that any such opportunity, discussion, letter of intent or agreement will result in a completed acquisition, investment, joint venture or other transaction or, if completed, what the final terms, timing or impact of any such transaction would be. The Corporation expects to continue to evaluate and pursue acquisition, investment, joint venture and strategic opportunities that it believes may complement or advance its business.

More detailed information regarding the business of the Corporation, as well as its operations, assets, products, services, and properties can be found in the documents incorporated by reference herein (including but not limited to under the headings “General Development of the Business” and “Description of the Business” in the Annual Information Form). See “Documents Incorporated by Reference.”

CONSOLIDATED CAPITALIZATION

Other than as disclosed below, there have been no material changes in the consolidated capitalization of the Corporation since the date of the Interim Financial Statements, which have not been disclosed in this Prospectus or the documents incorporated by reference. The applicable Prospectus Supplement will describe any material changes, and the effect of such material changes, on the share and loan capitalization of the Corporation that will result from the issuance of Securities pursuant to such Prospectus Supplement.

The following table sets forth our consolidated capitalization as at the date of our most recently completed financial period, being June 30, 2026, and updated to show changes to our capitalization as at September 11, 2026:

	Authorized	As at June 30, 2026	As at September 11, 2026
Shareholder Equity
Voting Shares	Unlimited	54,069,407	55,597,366
Warrants(2)	Unlimited	2,347,229	1,504,913
Options(3)	See note 1	727,273	727,273
Restricted Share Units	See note 1	975,000	350,000
Non-Voting Shares	Unlimited	2,312,243	2,312,243
Convertible debentures	Unlimited	3,399,748(4)	963,498(4)
Special Warrants(6)	Unlimited	Nil	5,828,342
Total Fully Diluted		63,830,900 (4)(5)	73,111,977 (4)(5)(6)

Notes:

1.	The Corporation adopted the Omnibus Plan in connection with the Reverse Takeover Transaction, which replaced the Previous Stock Option Plan. The Omnibus Plan is a rolling plan subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Voting Shares). It provides that the aggregate maximum number of Voting Shares that may be issued upon the exercise or settlement of awards granted under the Omnibus Plan shall not exceed 20% of Corporation’s issued and outstanding Voting Shares from time to time. The Omnibus Plan is an “evergreen” plan, since the Voting Shares covered by awards which have been exercised, settled or terminated shall be available for subsequent grants under the Omnibus Plan and the number of awards available to grant increases as the number of issued and outstanding Voting Shares increases.

2.	All Warrants are exercisable into one Voting Share each. As at June 30, 2026, 2,347,229 Warrants were issued and outstanding at a weighted average exercise price of $1.28 per Warrant, comprising 1,703,479 JGB Warrants, being 1,105,986 JGB First Warrants and 597,493 JGB Second Warrants, exercisable at $0.10 and expiring on November 19, 2030, 375,000 Warrants exercisable at $4.00 and expiring on October 14, 2027 and 268,750 Warrants exercisable at $5.00 and expiring on October 10, 2028. As at the date of this Prospectus, following cashless exercises of JGB Warrants in July 2026, 1,504,913 Warrants are issued and outstanding, comprising 861,163 JGB Warrants exercisable at $0.10 and expiring on November 19, 2030, 375,000 Warrants exercisable at $4.00 and expiring on October 14, 2027 and 268,750 Warrants exercisable at $5.00 and expiring on October 10, 2028. The JGB Warrants remain outstanding in accordance with their terms notwithstanding the repayment in full of the Corporation’s senior secured loan facility on August 6, 2026.

3.	All Options are exercisable into one Voting Share each. As at June 30, 2026, 727,273 Options were issued and outstanding at a weighted average exercise price of $4.48 per Option, comprising: 227,273 Options exercisable at $5.55 expiring on December 12, 2026; 20,000 Options exercisable at $4.00 expiring on April 1, 2027; 170,000 Options exercisable at $4.00 expiring on July 12, 2027; 150,000 Options exercisable at $4.00 expiring on August 1, 2027; and 160,000 Options exercisable at $4.00 expiring on November 19, 2028. The exercise prices of the outstanding and exercisable Options ranged from $4.00 to $5.55 per Voting Share and the weighted average remaining contractual life was 1.50 years. No Options were granted, exercised, cancelled or expired between June 30, 2026 and the date of this Prospectus.

4.	As at June 30, 2026, the Corporation had outstanding: (i) convertible debentures issued in October 2025, of which $100,000 in aggregate principal amount remained outstanding, convertible into 25,000 Voting Shares at $4.00 per Voting Share; (ii) the JGB Second Draw and the JGB First Draw Conversion Amount, carrying aggregate principal of $9,645,000 and convertible at $4.00 per Voting Share, representing 2,411,250 Voting Shares, following the conversion of $600,000 of principal into 150,000 Voting Shares on June 5, 2026; (iii) the FAR Note, carrying principal of $2,853,990 and convertible into 713,498 Voting Shares at $4.00 per Voting Share; and (iv) a $1,000,000 convertible loan advanced by a former officer of the Corporation, convertible into 250,000 Voting Shares at $4.00 per Voting Share, which loan and related equity instruments are the subject of ongoing legal proceedings between the Corporation and the former officer. As at the date of this Prospectus: the October 2025 convertible debentures have been converted in full and none remain outstanding; on August 6, 2026 the Corporation repaid in full all outstanding obligations under its senior secured loan facility with JGB Collateral LLC, consisting of $22,375,000 of outstanding principal and $45,699.69 of accrued and unpaid interest, and no amounts remain outstanding or convertible under the instruments described in (ii) above; and the instruments described in (iii) and (iv) above remain outstanding in the amounts described above.

5.	The “Total Fully Diluted” figures in the table above assume the exercise of all outstanding Warrants and Options, the settlement of all outstanding Restricted Share Units, the conversion of all outstanding Non-Voting Shares into Voting Shares on a one-for-one basis, without giving effect to the beneficial ownership limitation applicable to the Non-Voting Shares, the deemed exercise of all outstanding Special Warrants into Voting Shares and Special Warrant Underlying Warrants and the exercise of those Special Warrant Underlying Warrants, and the conversion of the convertible instruments described in note 4 on the basis of outstanding principal amounts only. They do not give effect to any additional Voting Shares that may be issued in respect of accrued and unpaid interest that is convertible into, or payable in, Voting Shares or other equity securities under the terms of the applicable instruments, or to the ratchet adjustment provisions of the JGB Warrants.

6.	The July 2026 Special Warrant Financing closed on July 30, 2026. As at September 11, 2026, 5,828,342 Special Warrants were issued and outstanding. Each Special Warrant will be automatically exercised, for no additional consideration, into one Voting Share and one Special Warrant Underlying Warrant exercisable at $5.00 per Voting Share for a period of five years from the date of issuance of the Special Warrants, on the earlier of the first business day after the Corporation files a prospectus supplement, or obtains a receipt for a final prospectus, qualifying the distribution of the underlying securities and December 1, 2026. No Voting Shares or Special Warrant Underlying Warrants had been issued in respect of the Special Warrants as at September 11, 2026. The “Total Fully Diluted” figure as at September 11, 2026 includes 5,828,342 Voting Shares and 5,828,342 Special Warrant Underlying Warrants issuable in respect of the Special Warrants, being 11,656,684 Voting Shares in the aggregate. See “Summary Description of the Business – Recent Developments – July 2026 Special Warrant Financing.”

USE OF PROCEEDS

Net Proceeds

The net proceeds from any offering of Securities, together with the proposed uses of those proceeds and the business objectives to be achieved, will be described in the applicable Prospectus Supplement.

Management will have broad discretion in applying the proceeds of any offering. Actual expenditures may differ significantly from the amounts disclosed in the relevant Prospectus Supplement due to operational results, market conditions, and other factors described under “Risk Factors” or in the applicable Prospectus Supplement.

The Corporation may offer Securities from time to time, in one or more series, up to an aggregate amount of $200,000,000. Net proceeds will equal the aggregate offering amount less commissions and issuance costs. Because proceeds depend on the number and price of Securities sold, the Corporation cannot presently estimate the net proceeds of any future offering. Specific uses of proceeds for each offering will be detailed in the corresponding Prospectus Supplement.

In determining the aggregate offering amount, the Corporation has had regard to its anticipated capital requirements over the 25 month period following the date of a receipt for this Prospectus, including the capital cost of the data centre development program at its Namsskogan, Norway and Kokemäki, Finland sites described under “Summary Description of the Business – Recent Developments”, together with the repayment of indebtedness, working capital and general corporate purposes. Since the date of the Annual Information Form, the Voting Shares were listed on Nasdaq effective June 9, 2026, the Corporation completed the July 2026 Special Warrant Financing for aggregate gross proceeds of $24,770,454, and the Corporation repaid its senior secured indebtedness in full on August 6, 2026. Management believes that these developments have improved the Corporation’s access to equity capital markets relative to the periods reflected in the historical financial statements incorporated by reference in this Prospectus. The aggregate offering amount does not represent a commitment, undertaking or expectation to issue any particular amount of Securities, and there can be no assurance that the Corporation will distribute Securities in the full amount qualified under this Prospectus. See “Risk Factors.”

The Corporation may use net proceeds for general corporate purposes, including funding operations and working capital, repaying indebtedness, capital projects, and potential acquisitions. Final allocation will depend on project timing, commercial terms, equipment availability, development sequencing, and other business requirements. Management may reallocate funds if deemed necessary or prudent.

For any secondary offering of Voting Shares by selling securityholders, the Corporation would not receive any proceeds from the offering.

Management Discretion and Flexibility

Management will retain broad discretion in the use of net proceeds, which will vary based on the availability and suitability of investment opportunities and the Corporation’s operating and capital requirements. Any unallocated proceeds will be added to working capital and used for corporate purposes as determined by Management.

The Corporation may also issue securities from time to time outside of this Prospectus.

Cash Flow Considerations

As at June 30, 2026, the Corporation had cash and cash equivalents of $2,453,673, restricted cash of $2,000,000 held to satisfy the minimum cash covenant under the Corporation’s senior secured loan facility, and cash held in trust of $493,384, and had working capital of $(25,281,627). The senior secured loan facility was repaid in full on August 6, 2026 and the minimum cash covenant ceased to apply. For the financial year ended September 30, 2025, the Corporation had cash and cash equivalents of $2,501,986, restricted cash of $2,000,000, cash held in trust of $2,973,500, working capital of $(14,066,701) and net cash from (used in) operating activities of $(20,809,971). See the going concern disclosure in the Interim Financial Statements and “Risk Factors – Going Concern.” Although the Corporation anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Corporation has negative cash flow in any future period, certain of the net proceeds from future offerings may be used to fund such negative cash flow from operations. If the Corporation experiences future negative cash flow, the Corporation may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that the Corporation will be able to generate positive cash flow from its operations, that additional capital or other types of financing will be available when needed, or that these financings will be on terms favourable to the Corporation. In addition, the Corporation expects to achieve positive cash flow from operating activities in future periods. However, this is based on certain assumptions and subject to significant risks. See “Use of Proceeds – Sufficiency of Financial Resources.”

Sufficiency of Financial Resources

The Corporation believes that it has sufficient cash resources to meet its short-term liquidity requirements and to fund its operations and its non-discretionary expenditures for the 12 months following the date of this Prospectus. In reaching this conclusion, the Corporation has considered its cash and cash equivalents and other financial resources as at the date of this Prospectus, its expected cash flows from operations, the completion of the July 2026 Special Warrant Financing and the repayment in full of its JGB senior secured loan, each as described elsewhere in this Prospectus. This conclusion is supported by the Corporation’s analysis of its future cash flows and working capital set out below, including the estimated normalized net change in cash on an annualized twelve-month basis and the adjusted working capital as at August 31, 2026 (each based on the Interim Financial Statements). The Corporation’s discretionary development expenditures in respect of its Namsskogan, Norway and Kokemäki, Finland sites, including the capital cost of the data centre development program referred to above, will be undertaken only as and when financing for those expenditures is obtained, and this conclusion does not assume that any of those expenditures is incurred during that period.

The following analysis of the Corporation’s future cash flows and working capital supports the representation set out above. This analysis constitutes a financial outlook within the meaning of applicable Canadian securities laws. It was prepared by Management and approved by Management on the date of this Prospectus for the purpose of assisting readers in assessing the sufficiency of the Corporation’s financial resources over the 12 months following the date of this Prospectus, and readers are cautioned that it may not be appropriate for any other purpose. It has been prepared using accounting policies consistent with those used in the preparation of the Interim Financial Statements. See “Cautionary Note Regarding Forward-Looking Information” and “Cautionary Note Regarding Future-Oriented Financial Information and Financial Outlook.”

Normalized Net Change in Cash

Management has prepared the following normalization of the Corporation’s historical total cash movement for the nine months ended June 30, 2026. The analysis begins with the net change in cash for that period, inclusive of the effect of exchange rate changes, and removes two non-recurring cash outflows. It does not include any proceeds from an offering of Securities under this Prospectus or from the exercise of outstanding convertible securities.

Ref.	Item	$
	Net change in cash for the nine months ended June 30, 2026 (inclusive of the effect of exchange rate changes)	(2,528,429)
ADJ-01	Reversal of the non-recurring cash portion of the prepaid equipment purchase for Exanorth AS under the Equipment Agreement with FAR Holdings Bermuda Ltd., being the $5,936,629 prepaid equipment balance at June 30, 2026 less $1,000,000 settled through the issuance of restricted share units	4,936,629
ADJ-02	Reversal of the non-recurring acquisition of real property by Bitzero Finland Oy, comprising land, transfer tax, consultancy fees and municipal charges, completed during the nine months ended June 30, 2026	982,584
	Normalized net change in cash, nine months ended June 30, 2026	3,390,783
	Estimated normalized net change in cash, annualized twelve-month basis (nine months ÷ 9 × 12)	4,521,044

The net change in cash of $(2,528,429) comprises a decrease in cash and cash equivalents and cash held in trust of $(1,198,178) before the effect of exchange rate changes and a negative exchange rate effect of $(1,330,251).

Working Capital

The following schedule sets out Management’s estimate of the Corporation’s working capital as at August 31, 2026, being the most recently completed month end prior to the date of this Prospectus, reconciled from working capital as at June 30, 2026 as reported in the Interim Financial Statements.

Ref.	Item	$
	Working capital as at June 30, 2026, per the Interim Financial Statements	(25,281,627)
WC-01	Restricted cash released on the repayment in full of the senior secured loan facility on August 6, 2026	2,000,000
WC-02	Current portion of the senior secured loan facility discharged on that repayment	6,650,484
WC-03	Contingent consideration not expected to be settled in cash based on performance to date	1,760,547
WC-04	Derivative financial liabilities comprising amounts settleable in Voting Shares and the fair value of conversion options in respect of host debt recognized elsewhere	15,552,778
WC-05	Net proceeds of the July 2026 Special Warrant Financing ($24,770,454) after the discharge of the senior secured loan facility and accrued interest ($22,420,699) and financing fees ($1,461,227)	888,528
WC-06	Estimated net results of digital asset mining subsequent to June 30, 2026, net of costs of generation	748,768
	Estimated working capital as at August 31, 2026	2,319,478

Working capital as at June 30, 2026 comprises current assets of $13,026,635 and current liabilities of $38,308,262. WC-03 and WC-04 are presented for the purpose of assessing cash liquidity only. Each of the contingent consideration and the derivative financial liabilities remains recognized as a liability under IFRS, and neither is reduced merely because Management does not presently expect it to be settled in cash. The contingent consideration remains recognized unless and until its measurement or recognition changes under IFRS, and the derivative financial liabilities remain recognized and measured at fair value through profit or loss until exercise, expiry or other extinguishment. Settlement in Voting Shares, including on a cashless exercise, is relevant to the Corporation’s cash liquidity but does not remove the liability from working capital determined in accordance with IFRS. The estimate above is presented before the August 31, 2026 remeasurement of derivative financial liabilities and other month end closing entries.

Significant Assumptions

The analysis set out above is based on the following significant assumptions: that the Corporation’s Bitcoin mining operations continue to operate at levels consistent with recent performance and that its Bitcoin monetization cycle continues; that the expenditures identified as ADJ-01 and ADJ-02 do not recur; that no material cash obligation of the Corporation has been omitted from the analysis; that the contingent consideration described at WC-03 is not required to be settled in cash during the assessment period; that the derivative financial liabilities described at WC-04 are settled in Voting Shares, or otherwise expire or are extinguished, without a cash outflow during the assessment period; that the FAR Note, carrying principal of $2,853,990, is converted into Voting Shares in accordance with its terms rather than repaid in cash; that the Corporation’s obligation to deliver 26 Bitcoin on March 16, 2027 under its Bitcoin financing arrangement with FAR Holdings Bermuda Ltd. is satisfied from digital currency generated by the Corporation’s mining operations rather than through a cash purchase of Bitcoin; that the Corporation defers discretionary development expenditures in respect of its Namsskogan, Norway and Kokemäki, Finland sites unless and until financing for those expenditures is obtained; that Bitcoin prices, network difficulty, transaction fees and energy prices remain within the ranges assumed by Management, being $55,000-$75,000, 125-140 trillion, $0-$1 and $0.035-$0.045 per kWh, respectively; that exchange rates, and in particular the United States dollar against the Norwegian krone and the euro, remain within the ranges assumed by Management; that no cash outflow arises during the assessment period in respect of the legal proceedings described in this Prospectus and the documents incorporated by reference herein, including the North Dakota claim in which damages of approximately $1,258,567 plus interest and costs are sought; and that the Corporation receives no proceeds from any offering of Securities under this Prospectus or from the exercise of outstanding convertible securities.

Material Risk Factors

Actual results may differ materially from the analysis set out above. The material risk factors that could cause actual results to differ include: a decline in the price of Bitcoin, an increase in network difficulty or an increase in energy costs, any of which would reduce the net contribution from the Corporation’s mining operations assumed at WC-06; the settlement in cash, rather than in Voting Shares, of any of the derivative financial liabilities described at WC-04, or the operation of the ratchet, cashless exercise or other adjustment provisions of the instruments to which they relate; the contingent consideration described at WC-03 becoming payable in cash; the repayment in cash of the FAR Note at maturity rather than its conversion into Voting Shares; the requirement to acquire Bitcoin in the market in order to satisfy the March 16, 2027 delivery obligation under the Corporation’s Bitcoin financing arrangement with FAR Holdings Bermuda Ltd., at prices in excess of the carrying amount of that obligation; the recurrence of, or the incurrence of expenditures similar to, the amounts reversed at ADJ-01 and ADJ-02, including in connection with the development of the Corporation’s sites; an adverse determination or settlement in the legal proceedings involving the Corporation’s former Chief Executive Officer or the North Dakota claim, in each of which no provision has been recorded; adverse movements in foreign exchange rates; and the inability of the Corporation to obtain additional financing on acceptable terms, or at all, if required. See “Risk Factors – Cash Flow from Operations”, “Risk Factors – Going Concern”, “Risk Factors – Indebtedness, Restrictive Covenants and Security over Assets”, “Risk Factors – Additional Financings, Issuances and Dilution” and “Risk Factors – Litigation”, together with the risk factors set out in the documents incorporated by reference herein.

The Corporation will update the disclosure set out above in accordance with section 5.8 of NI 51-102, including by discussing in its management’s discussion and analysis for each subsequent period the events and circumstances that caused actual results to differ materially from that disclosure and any material differences between actual results and the analysis presented above. The management’s discussion and analysis in respect of the Interim Financial Statements contains the Corporation’s comparison, prepared in accordance with section 5.8 of NI 51-102, of actual results against the future-oriented financial information disclosed in the Corporation’s listing statement dated November 19, 2025. That comparison is prepared on a different basis and is not comparable to the analysis presented above.

PRIOR SALES

Information in respect of prior sales of the Voting Shares or other Securities distributed under this Prospectus and for Securities that are convertible or exchangeable into Voting Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of the Voting Shares or other Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Voting Shares are currently listed on the CSE under the trading symbol “AIBZ.U” and on the Nasdaq under the trading symbol “AIBZ.” Information regarding the trading price and volume of the Voting Shares will be provided, as required, in each Prospectus Supplement.

DESCRIPTION OF SECURITIES OFFERED

The following is a summary of the material attributes and characteristics of the Securities that may be issued from time to time under a Prospectus Supplement, as at the date of this Prospectus. The statements made in this Prospectus relating to the Securities to be issued hereunder are summaries of certain anticipated provisions thereof. The Prospectus Supplement filed in respect of an offering of Securities will describe the material terms of such Securities. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus.

Voting Shares

The following is a brief summary of the material attributes of our Voting Shares. This summary does not purport to be complete. For full particulars and additional details on our Voting Shares, reference should be made to our articles, a copy of which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Additionally, a more extensive summary of the terms of our Voting Shares is provided in the Annual Information Form, which is incorporated herein by reference.

The Corporation is authorized to issue an unlimited number of Voting Shares without par value. Each Voting Share carries the right to attend and vote at all general meetings of shareholders of the Corporation. As at the date of this Prospectus, there are 55,597,366 Voting Shares issued and outstanding, in each case on a non-diluted basis.

Holders of Voting Shares are entitled to receive notice of any meetings of shareholders of the Corporation and to attend and cast one vote per Voting Share at all such meetings. Holders of Voting Shares are entitled to receive dividends if, as and when declared by the Board at its discretion from funds legally available for the payment of dividends. Upon the liquidation, dissolution or winding up of the Corporation, the holders of Voting Shares are entitled to participate on a pro rata basis in any distribution of the remaining property or assets of the Corporation, subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares of the Corporation ranking senior in priority to, or on a pro rata basis with, the Voting Shares. The Voting Shares do not carry any pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase rights, nor do they contain any sinking fund or purchase fund provisions. There are no provisions requiring a holder of Voting Shares to contribute additional capital, and there are no restrictions on the issuance of additional Voting Shares by the Corporation.

Warrants

The following is a brief summary of certain general terms and provisions of the Warrants that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Warrants as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Warrants, and the extent to which the general terms and provisions described below may apply to such Warrants will be described in the applicable Prospectus Supplement.

Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between us and one or more banks or trust companies acting as Warrant agent, or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants that may be offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.

We will file a copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants with the relevant securities regulatory authorities in Canada after we have entered into it.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):

●	the designation of the Warrants;

●	the aggregate number of Warrants offered and the offering price;

●	the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

●	the exercise price of the Warrants;

●	the dates or periods during which the Warrants are exercisable;

●	the designation and terms of any securities with which the Warrants are issued;

●	if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

●	any minimum or maximum amount of Warrants that may be exercised at any one time;

●	whether such Warrants will be listed on any securities exchange;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

●	certain material Canadian tax consequences of owning the Warrants, and, if applicable, certain material United States federal income tax consequences of owning the Warrants; and

●	any other material terms and conditions of the Warrants.

If applicable, the Corporation will file with the SEC as exhibits to the Registration Statement of which this Prospectus is a part, or will incorporate by reference from a current report on Form 6-K that the Corporation files with the SEC, any warrant indenture or form of warrant describing the terms and conditions of such Warrants that the Corporation is offering before the issuance of such Warrants.

Units

The following is a brief summary of certain general terms and provisions of the Units that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Units as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Units, and the extent to which the general terms and provisions described below may apply to such Units will be described in the applicable Prospectus Supplement.

We may issue Units comprised of one or more of the other Securities described herein in any combination.

Each Unit may be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit may have the rights and obligations of a holder of each included Security. Any agreement under which a Unit may be issued may provide that the Securities included in the Unit may not be held or transferred separately at any time or at any time before a specified date.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):

●	the designation, number and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

●	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

●	certain material Canadian tax consequences of owning the Securities comprising the Units, and, if applicable, certain material United States federal income tax consequences of owning the Securities comprising the Units; and

●	any other material terms and conditions respecting the Units.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to, or contain any or all of the terms described above.

If applicable, the Corporation will file with the SEC as exhibits to the Registration Statement of which this Prospectus is a part, or will incorporate by reference from a current report on Form 6-K that the Corporation files with the SEC, any Unit agreement describing the terms and conditions of such Units that the Corporation is offering before the issuance of such Units.

Subscription Receipts

The following is a brief summary of certain general terms and provisions of Subscription Receipts that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Subscription Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable Prospectus Supplement. Subscription Receipts may be offered separately or together with other Securities, as the case may be. The Subscription Receipts may be issued under a subscription receipt agreement.

The applicable Prospectus Supplement will include details of any subscription receipt agreement covering the Subscription Receipts being offered. We will file a copy of any subscription receipt agreement relating to an offering of Subscription Receipts with the relevant securities regulatory authorities in Canada after we have entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description may include, without limitation, the following (where applicable):

●	the number of Subscription Receipts;

●	the price at which the Subscription Receipts will be offered;

●	the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

●	the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

●	the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

●	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts, plus any interest earned thereon;

●	certain material Canadian tax consequences of owning the Subscription Receipts and, if applicable, certain material United States federal income tax consequences of owning the Subscription Receipts; and

●	any other material terms and conditions of the Subscription Receipts.

In the United States, the Corporation will file as exhibits to the Registration Statement of which this Prospectus is a part, or will incorporate by reference from a current report on Form 6-K that the Corporation files with the SEC, any Subscription Receipt Agreement describing the terms and conditions of such Subscription Receipts that the Corporation is offering before the issuance of such Subscription Receipts.

Non-Voting Shares

The following is a brief summary of the material attributes of our Non-Voting Shares. This summary does not purport to be complete. For full particulars and additional details on our Non-Voting Shares, reference should be made to our articles, a copy of which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Additionally, a more extensive summary of the terms of our Non-Voting Shares is provided in the Annual Information Form and Special Meeting Circular, which are incorporated herein by reference.

The Non-Voting Shares are “restricted securities” under National Instrument 41-101 – General Prospectus Requirements and Ontario Securities Commission Rule 56-501 – Restricted Shares (the “Restricted Share Rules”) as the Non-Voting Shares carry a lesser number of votes per security than the Voting Shares. In accordance with the Restricted Share Rules, the Corporation received majority approval of the securityholders of the Corporation, excluding any votes attaching to securities held, directly or indirectly, by affiliates of the Corporation or control persons of the Corporation, to create the Non-Voting Shares at its special meeting held on August 25, 2025. For further information on the creation of the Non-Voting Shares, see the Special Meeting Circular which is available on the Corporation’s SEDAR+ profile.

The Corporation is authorized to issue an unlimited number of Non-Voting Shares without par value. The Non-Voting Share carries the right to attend all general meetings of shareholders of the Corporation. As at the date of this Prospectus, there are 2,312,243 Non-Voting Shares issued and outstanding.

Holders of Non-Voting Shares are entitled to receive notice of any meetings of shareholders of the Corporation and to attend and be heard at all general meetings of the shareholders of the Corporation (other than separate meetings of the holders of shares of any other class of shares of the Corporation or of shares of any series of shares of any such other class of shares other than Voting Shares) and shall be entitled to receive all notices of meetings, information circulars and other written information from the Corporation that the holders of Voting Shares are entitled to receive from the Corporation, but not to vote at such general meetings, unless otherwise required by law or as referred to herein.

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, all of the property and assets of the Corporation which remain after payment to the holders of any shares ranking in priority to the Voting Shares and the Non-Voting Shares in respect of payment upon liquidation, dissolution or winding-up of all amounts attributed and properly payable to such holders of such other shares in the event of such liquidation, dissolution, winding-up or distribution, shall be paid or distributed equally, share for share, to the holders of the Voting Shares and the Non-Voting Shares, without preference or distinction. The Non-Voting Shares do not carry any pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase rights, nor do they contain any sinking fund or purchase fund provisions. There are no provisions requiring a holder of Non-Voting Shares to contribute additional capital, and there are no restrictions on the issuance of additional Non-Voting Shares by the Corporation.

Each Non-Voting Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for such shares, into fully paid and non-assessable Voting Shares. However, a holder of the Non-Voting Shares shall not have the right to convert any portion of the Non-Voting Shares into the Voting Shares to the extent that, after giving effect to such conversion, the holder thereof has either (i) beneficial ownership of, or control or direction over, directly or indirectly, or (ii) a combination of beneficial ownership of, and control or direction over, directly or indirectly of more than 9.99% of the Corporation’s issued and outstanding Voting Shares immediately after giving effect to such conversion. The Corporation will not permit any conversion or exercise of convertible securities that would cause a holder to exceed this limit. The determination of whether a conversion is permitted, and the portion that may be converted, is at the discretion of the Corporation, based on the most recent information about outstanding Voting Shares. However, a holder may elect to remove this limitation by written notice to the Corporation, provided that all required personal information forms have been filed and cleared by any relevant stock exchange.

The percentage of the aggregate voting rights attached to the Corporation’s securities that will be represented by restricted securities after giving effect to the issuance of the securities being offered under this base shelf prospectus will be set forth in the applicable prospectus supplement relating to each specific offering.

PLAN OF DISTRIBUTION

New Issue

We may from time to time during the 25-month period that this Prospectus, including any amendments and supplements thereto, remains valid, offer for sale and issue up to an aggregate of $200,000,000 in Securities hereunder.

We may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers, through agents, or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, that we engage in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that we will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time. Unless otherwise indicated in the applicable Prospectus Supplement, any agent is acting on a “best efforts” basis for the period of its appointment.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, which may include sales made directly on the CSE, Nasdaq or other existing trading markets for the Securities. On June 4, 2020, the Canadian Securities Administrators published final amendments (the “Amendments”) to NI 44-102 and its companion policy that are expected to streamline “at-the-market distributions” in Canada and which came into effective on August 31, 2020. Among other things, the Amendments remove the requirement for issuers to obtain regulatory exemptive relief to complete an “at-the-market distributions” offering by codifying the relief directly in the Amendments.

In connection with any offering of Securities other than an “at-the-market distribution” (as defined under NI 44-102) (unless otherwise specified in the relevant Prospectus Supplement), the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. Under this Prospectus, no underwriter, dealer or agent, no affiliate of such an underwriter, dealer or agent and no person acting jointly or in concert with such an underwriter, dealer or agent involved in an “at-the-market distribution” will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from us or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed underwriters for the purposes of Applicable Securities Law, and any such compensation received by them from us and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.

Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the U.S. Securities Act.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with us, to indemnification by us against certain liabilities, including liabilities under Canadian and United States securities legislation, or to contribution with respect to payments, which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Voting Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Voting Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. We may elect to list any of the Securities on one or more exchange, but unless otherwise specified in the applicable Prospectus Supplement, we will not be obligated to do so. In addition, underwriters will not be obligated to make a market in any securities. No assurance can be given regarding the activity of trading in, or liquidity of, any Securities. See “Risk Factors” herein and in the Annual Information Form for further details.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities.

Secondary Offering

This Prospectus may also, from time to time, relate to the offering of Voting Shares by certain selling securityholders. The Prospectus Supplement that we will file in connection with any offering of Voting Shares by selling securityholders will include the following information:

●	the names of the selling securityholders;

●	the number or amount of Voting Shares owned, controlled or directed by each selling securityholder;

●	the number or amount of Voting Shares being distributed for the account of each selling securityholder;

●	the number or amount of securities to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding securities;

●	whether such Voting Shares are owned by the selling securityholders both of record and beneficially, of record only or beneficially only;

●	if the selling securityholder purchased any of the Securities held by it in the two years preceding the date of the Prospectus Supplement, the date or dates the selling securityholder acquired the Securities; and

●	if the selling securityholder acquired the Securities held by it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the selling securityholder in the aggregate and on an average cost-per security basis.

●	if applicable, the disclosure required by item 1.11 of Form 41-101F1, and if applicable, the selling securityholders will file a non-issuer’s submission to jurisdiction form with the corresponding prospectus supplement; and

●	all other information that is required to be included in the applicable prospectus supplement.

The selling securityholders may sell all or a portion of the Voting Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If Voting Shares are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. Voting Shares may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, as follows:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the CSE and Nasdaq, as applicable;

●	privately negotiated transactions;

●	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

If the selling securityholders effect such transactions by selling the Voting Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of our Voting Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).

There can be no assurance that any selling securityholder will sell any or all of the Voting Shares registered pursuant to the Registration Statement, of which this Prospectus forms a part. The selling securityholders may also sell any or all of their Voting Shares under Rule 144 or Rule 904 under the U.S. Securities Act, in each case, if available, rather than under this Prospectus.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of any Voting Shares by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of Voting Shares to engage in market-making activities with respect to the Voting Shares. All of the foregoing may affect the marketability of the Voting Shares and the ability of any person or entity to engage in market-making activities with respect to the Voting Shares.

Once sold under the Registration Statement, of which this Prospectus forms a part, the Voting Shares will be freely tradeable in the hands of persons other than our affiliates.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of applicable Securities. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may also include a discussion of certain United States federal income tax consequences to the extent applicable. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

RISK FACTORS

In this section of the Prospectus, unless the context requires otherwise, references to the “Corporation” include the Corporation and its subsidiaries, taken as a whole.

An investment in Securities is subject to a number of risks, including those set forth herein and in the documents incorporated by reference (including the Annual Information Form, the management’s discussion and analysis in respect of each of the Annual Financial Statements and the Interim Financial Statements). In addition to the information set out below and the other information contained in this Prospectus, including in the section entitled “Cautionary Note Regarding Forward-Looking Information”, prospective purchasers should carefully consider the risk factors related to the Business set out in the documents incorporated by reference herein, which are specifically incorporated by reference in this Prospectus. Additionally, prospective purchasers should consider the risk factors and uncertainties set forth below.

Prospective investors should carefully consider these risks, in addition to information contained in the Prospectus Supplement relating to an offering and the information incorporated by reference therein, before purchasing Securities. The risks and uncertainties described below or incorporated by reference in this Prospectus are not the only risks and uncertainties faced by the Corporation. Additional risks and uncertainties that the Corporation is not aware of or focused on, or that the Corporation currently deems to be immaterial, may materialize and could have a Material Adverse Effect, could result in a decline in the trading price of the Voting Shares, and could cause purchasers to lose all or part of their investment. There can be no assurance that the Corporation will successfully address any or all of these risks. In the event that any one or more of these risks or uncertainties materialize, such occurrence could have a Material Adverse Effect, and could cause prospective purchasers to lose all or part of their investment.

No Assurance of Active or Liquid Market

No assurance can be given that an active or liquid trading market for our Voting Shares will be sustained. If an active or liquid market for our Voting Shares fails to be sustained, the prices at which our Voting Shares and other Securities trade may be adversely affected. Whether our Voting Shares will trade at lower prices depends on many factors, including the liquidity of the Voting Shares, prevailing interest rates, the markets for similar securities, general economic conditions, our financial condition, historic financial performance and future prospects.

There is currently no market through which the Securities (other than the Voting Shares) may be sold and purchasers may not be able to resell such Securities. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation.

Public Markets and Share Prices Volatility

The market price of our Voting Shares and any other Securities offered hereunder that become listed and posted for trading on the CSE, Nasdaq or any other stock exchange could be subject to significant fluctuations in response to certain factors including, but not limited to, variations in our operating results and changes in financial markets and general market conditions. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the operating performance of issuers. Market fluctuations may adversely impact the market price of our Voting Shares, and any other Securities offered hereunder that become listed and posted for trading on the CSE, Nasdaq or any other stock exchange. There can be no assurance of the price at which our Voting Shares and any other Securities offered hereunder that become listed and posted for trading on the CSE, Nasdaq or any other stock exchange will trade.

A Positive Return on Securities is Not Guaranteed

There is no guarantee that the Securities offered hereunder will earn any positive return in the short term or long term. A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Absence of Public Market for Certain Securities

There is currently no market through which the Securities other than the Voting Shares may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. Unless otherwise specified in the applicable Prospectus Supplement, the Warrants, Subscription Receipts, and Units will not be listed on any securities exchange. If such Securities are traded after their initial issuance, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities, and other factors, including general economic conditions and the Corporation’s financial condition. There can be no assurance as to the liquidity of the trading market for such Securities or that a trading market for these Securities will develop at all.

Additional Financings, Issuances and Dilution

We may issue and sell additional securities to finance our operations. We cannot predict the size or type of future issuances of securities or the effect, if any, that future issuances and sales of Securities will have on the market price of our securities issued and outstanding from time to time. Sales or issuances of substantial amounts of our securities, or the perception that such sales could occur, may adversely affect prevailing market prices for our issued and outstanding securities from time to time. With any additional sale or issuance of our securities, holders will suffer dilution with respect to voting power and may experience dilution in our earnings per share. Moreover, this Prospectus may create a perceived risk of dilution resulting in downward pressure on the price of our issued and outstanding Voting Shares, which could contribute to progressive declines in the prices of such securities.

The continued development of the Corporation will require additional financing. There is no guarantee that the Corporation will be able to achieve its business objectives. The Corporation expects to fund its business objectives by way of additional offerings of equity and/or debt financing. The failure to raise or procure such additional funds could result in the delay or indefinite postponement of the Corporation’s current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Corporation.

If additional funds are raised by offering equity securities or convertible debt, existing shareholders of the Corporation could suffer significant dilution. Any debt financing secured in the future could involve the granting of security against assets of the Corporation and also contain restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Corporation may require additional financing to fund its operations.

Broad Discretion in the Use of the Net Proceeds

While information regarding the use of proceeds from the sale of the Securities will be described in the applicable Prospectus Supplement, our Management will have broad discretion with respect to the application of net proceeds received by us from the sale of Securities under this Prospectus and may spend such proceeds in ways that do not improve our results of operations or enhance the value of our Voting Shares or our other Securities issued and outstanding from time to time. Any failure by Management to apply these funds effectively could result in financial losses that could have a Material Adverse Effect on our Business or cause the price of our issued and outstanding securities to decline.

Cash Flow from Operations

For the nine-month period ended June 30, 2026, net cash from (used in) operating activities was approximately $(18,262,124), and for the financial year ended September 30, 2025, net cash from (used in) operating activities was approximately $(20,809,971). Although the Corporation anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Corporation has negative cash flow in any future period, certain of the net proceeds from future offerings may be used to fund such negative cash flow from operating activities. That anticipation is based on certain assumptions and is subject to significant risks. See “Use of Proceeds – Sufficiency of Financial Resources.” If the Corporation experiences future negative cash flow, the Corporation may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that the Corporation will be able to generate positive cash flow from its operations, that additional capital or other types of financing will be available when needed, or that these financings will be on terms favourable to the Corporation.

Going Concern

The Interim Financial Statements include disclosure regarding the Corporation’s ability to continue as a going concern. As at June 30, 2026, the Corporation had an accumulated deficit of $(121,001,609) and working capital of $(25,281,627), and whether and when the Corporation can generate sufficient cash flows to pay for its expenditures and settle its obligations as they fall due is uncertain. The Corporation is dependent on generating sufficient operating cash flow from its Bitcoin mining operations, and raising additional equity or debt financing to fund its growth and to pay its obligations as they come due. There can be no assurance that the Corporation’s efforts to address these matters will be successful. If the Corporation is unable to generate sufficient cash flow or to obtain additional financing when required, it may be required to curtail its operations or dispose of assets, and investors could lose all or part of their investment.

Indebtedness, Restrictive Covenants and Security over Assets

The Corporation has substantial indebtedness, including convertible instruments and, until August 6, 2026, a senior secured loan facility that was secured against substantially all of the assets of the Corporation and certain of its subsidiaries, including pledges of the equity interests of certain subsidiaries and mortgages over real property. The agreements governing the senior secured loan facility contained financial and other covenants, including a minimum cash covenant and trailing financial covenants, and restrictions on the incurrence of additional indebtedness and other corporate actions, each of which ceased to apply on the repayment in full of that facility on August 6, 2026. The warrants and conversion features related to the Corporation’s outstanding convertible instruments include ratchet and other adjustment provisions that may result in the issuance of additional Voting Shares. A failure to comply with covenants under any indebtedness the Corporation may incur, or an event of default under the agreements governing that indebtedness, could permit the applicable lenders to accelerate the indebtedness and enforce their security, which could have a Material Adverse Effect. Compliance with such covenants may also limit the Corporation’s flexibility in operating its business and its ability to obtain additional financing. In addition, certain of these instruments, including warrants and embedded conversion features, are classified as derivative financial liabilities and are remeasured at fair value through profit or loss at each reporting date, which may result in significant non-cash volatility in the Corporation’s reported financial results. On August 6, 2026, the Corporation repaid in full all outstanding obligations under the senior secured loan facility, consisting of $22,375,000 of outstanding principal and $45,699.69 of accrued and unpaid interest, using a portion of the net proceeds of the July 2026 Special Warrant Financing, and all liens and security interest granted in connection with the facility against the assets of the Corporation and its subsidiaries were released. As a result, the covenants, security, and conversion rights under that facility no longer apply. The warrants issued in connection with the facility remain outstanding in accordance with their terms, including their ratchet and other adjustment provisions, and continue to be classified as derivative financial liabilities that are remeasured at fair value through profit or loss at each reporting date. The Corporation expects to recognize a gain or loss on extinguishment in respect of the repayment of the senior secured loan facility in its financial statements for the fiscal year ending September 30, 2026, the amount of which has not been finalized as at the date of this Prospectus. The Corporation may incur additional indebtedness in the future, which may be secured and may contain covenants and restrictions similar to, or more restrictive than, those described above.

Damage to the Corporation’s reputation may result in the failure of its business

In certain circumstances, the Corporation’s reputation could be damaged. Damage to the Corporation’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Corporation and its activities, whether true or not. Although the Corporation believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Corporation does not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Corporation’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows and growth prospects.

Marketing and distribution capabilities

In order to commercialize its products, the Corporation must either acquire or develop an internal marketing and sales force with technical expertise and with supporting distribution capabilities or arrange for third parties to perform these services. In order to market any of its products, the Corporation must either acquire or develop a sales and distribution infrastructure. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of its Management and key personnel, and defer its product development and deployment efforts. To the extent that the Corporation enters into marketing and sales arrangements with other companies, its revenues will depend on the efforts of others. These efforts may not be successful. If the Corporation fails to develop substantial sales, marketing and distribution channels, or to enter into arrangements with third parties for those purposes, it will experience delays in product sales and incur increased costs.

Litigation

The Corporation may from time to time become party to litigation in the ordinary course of business which could adversely affect its business. Should any litigation in which the Corporation is, or becomes, involved be determined against the Corporation, such a decision could adversely affect the Corporation’s ability to continue operating and the market price for the Securities and could use significant resources. Even if the Corporation is involved in litigation and wins, such litigation could redirect significant resources. Litigation may also create a negative perception of the Corporation’s brand.

Certain directors, officers, employees, advisers and shareholders of the Corporation are residents of, or organized under the laws of, jurisdictions outside of British Columbia and Canada. As a result, it may be difficult or impossible for investors to serve legal process on those persons within British Columbia or Canada or to enforce judgments of British Columbia courts against them.

Inability to Enforce Legal Rights Against Foreign Persons

Certain directors and officers of the Corporation are residents of jurisdictions outside of Canada and the United States, and all or a substantial portion of the assets of such persons may be located outside of Canada and the United States. As a result, it may be difficult for investors to effect service of process within Canada or the United States upon such persons or to enforce against them in foreign court judgments obtained in Canadian or U.S. courts predicated upon the civil liability provisions of Applicable Securities Laws. The Corporation has appointed agents for service of process in certain Canadian and U.S. jurisdictions; however, there is no assurance that a foreign court would enforce a judgment obtained in Canada or the United States against any of the Corporation’s foreign-resident directors, officers or the experts named in this Prospectus, or that a court in Canada or the United States would enforce a judgment obtained in a foreign jurisdiction against such persons. Consequently, investors may have more difficulty in protecting their interests in connection with an action against the Corporation or such persons that would be the case if they were resident in Canada or the United States.

Foreign Private Issuer

As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a U.S. domestic issuer, which may limit the information publicly available to U.S. investors. Under the U.S. Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies, and the Corporation is not required to file the same reports that a U.S. domestic issuer would file with the SEC. As a foreign private issuer, the Corporation is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements, and from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Corporation complies with corresponding requirements under Canadian securities laws, these requirements differ, and shareholders should not expect to receive the same information at the same time as shareholders of U.S. domestic companies.

The Corporation’s directors and officers are currently exempt from the reporting requirements of Section 16(a) of the Exchange Act pursuant to an SEC exemptive order available to directors and officers of Canadian issuers that report insider holdings on the System for Electronic Disclosure by Insiders pursuant to National Instrument 55-104 - Insider Reporting Requirements and Exemptions, and remain exempt from the short-swing profit recovery and short-sale provisions of Sections 16(b) and 16(c). There can be no assurance this exemptive relief will remain available, in which case the Corporation’s directors and officers would become subject to Section 16(a) reporting. In the meantime, shareholders may not know on as timely a basis when officers, directors, and principal shareholders purchase or sell Voting Shares as compared to shareholders of a U.S. domestic issuer.

As a foreign private issuer, the Corporation also has the option to follow certain Canadian corporate governance practices instead of otherwise-applicable U.S. requirements, provided it discloses which requirements it is not following. As a result, shareholders may not have the same protections afforded to shareholders of U.S. domestic companies subject to all U.S. corporate governance requirements.

Loss of Foreign Private Issuer Status

The Corporation may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. In order to maintain its status as a foreign private issuer, a majority of the Voting Shares must be either directly or indirectly owned by non-residents of the United States, unless the Corporation also satisfies one of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of its Voting Shares are held in the United States and if the Corporation fails to meet the additional requirements necessary to avoid loss of such status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly greater than the costs incurred as a Canadian foreign private issuer eligible to use the MJDS. If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer, and would be required to file financial statements prepared in accordance with U.S. generally accepted accounting principles. In addition, the Corporation may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

PROMOTERS

Other than as described below, no person or company has been a promoter of the Corporation during the two years immediately preceding the date of this Prospectus.

Mohammed Bakhashwain, the Chief Executive Officer, and a director of the Corporation, and Giovanni Gaudenzi, the Head of Finance and a director of the Corporation, took the initiative of founding and organizing the Corporation and its business and operations, including the business and operations of its subsidiaries. Accordingly, Mohammed Bakhashwain and Giovanni Gaudenzi may be considered promoters of the Corporation within the meaning of applicable Canadian securities Laws. For a description of the voting and equity securities of the Corporation held by Mohammed Bakhashwain and Giovanni Gaudenzi, all compensation received by Mohammed Bakhashwain and Giovanni Gaudenzi during the two most recently completed financial years of the Corporation ended September 30, 2025 and 2024 and certain disclosure required under applicable Canadian securities Laws in respect of bankruptcies, cease trade orders, and other penalties or sanctions, please see the Annual Information Form, which is specifically incorporated by reference in this Prospectus, and accessible on the Corporation’s issuer profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

LEGAL MATTERS AND INTERESTS OF EXPERTS

Unless otherwise specified in the Prospectus Supplement relating to an offer of Securities, certain legal matters relating to Canadian law will be passed upon on our behalf by Garfinkle Biderman LLP. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.

MNP LLP audited the annual financial statements of the Corporation for the year ended October 31, 2024, and was independent of the Corporation in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

SRCO Professional Corporation audited the annual financial statements of the Corporation for the financial year ended October 31, 2025 and are independent of the Corporation in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of Ontario. SRCO Professional Corporation audited the financial statements of Bitzero Blockchain for the financial year ended September 30, 2025 and 2024, and was independent of the Bitzero Blockchain in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

As of the date of this Prospectus, the partners and associates of Garfinkle Biderman LLP, MNP LLP, and SRCO Professional Corporation, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class or series of the Corporation.

EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated August 20, 2026, the Corporation was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference therein and any Prospectus Supplement to be filed in relation to an “at-the-market” distribution. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market” distribution) be translated into French if the Corporation offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The current auditors of the Corporation are SRCO Professional Corporation, located at Park Place Corporate Centre, 15 Wertheim Court, Suite 409 Richmond Hill, ON L4B 3H7. SRCO Professional Corporation is independent of the Corporation in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of Ontario and was independent of Bitzero Blockchain in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

SRCO Professional Corporation audited the annual financial statements of the Corporation for the financial year ended October 31, 2025 and the financial statements of Bitzero Blockchain for the financial year ended September 30, 2025 and 2024, each of which is incorporated by reference in this Prospectus

MNP LLP, located at 50 Burnhamthorpe Road West, Suite 900, Mississauga, Ontario L5B 3C2.MNP LLP was independent of the Corporation in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

MNP LLP audited the annual financial statements of the Corporation for the year ended October 31, 2024, which are incorporated by reference in this Prospectus.

The transfer agent and registrar for the Voting Shares is Odyssey Trust Company at its principal offices at Trader’s Bank Building, 702-67 Yonge Street, Toronto, Ontario M5E 1J8.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES AND AGENT FOR SERVICE OF PROCESS

The Corporation is a corporation existing under and governed by the BCBCA. Most of the directors and officers of the Corporation, and the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a certain portion of the Corporation’s assets, are located outside the United States. As a result, it may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Corporation or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

The Corporation has filed or will file with the SEC, concurrently with the Registration Statement of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Cogency Global Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus and the Registration Statement. However, it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

Mohammed Bakhashwain, a director, the Chair of the Board and the CEO of the Corporation, and Giovanni Gaudenzi, Guido Contesso and Selena Barrera, each a director of the Corporation, reside outside of Canada. Each of Mr. Bakhashwain, Mr. Gaudenzi, Mr. Contesso and Ms. Barrera has appointed the Corporation’s legal counsel, Garfinkle Biderman LLP, of 1 Adelaide Street East, Suite 801, Toronto, ON M5C 2V9, as agent for service of process.

Prospective purchasers of Securities are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued, or otherwise organized under the laws of a foreign jurisdiction or who resides outside of Canada, even if the party has appointed an agent for service of process within Canada.

STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

Unless provided otherwise in a Prospectus Supplement, the following is a description of a purchaser’s statutory rights. Securities legislation in certain of the provinces and territories of Canada provides purchasers of the Securities with the right to withdraw from an agreement to purchase the Securities, which right may be exercised within two business days after receipt or deemed receipt of this Prospectus, the accompanying Prospectus Supplement and any amendment relating to the Securities purchased by a purchaser. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contains a misrepresentation or are not sent or delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. However, purchasers of Securities distributed under an “at-the-market distribution” do not have the right to withdraw from an agreement to purchase the Securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to Securities purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the Securities purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102. Any remedies under securities legislation that a purchaser of the Securities distributed under an “at-the-market distribution” may have against the Corporation or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the Prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the Prospectus referred to above. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

Original purchasers of Securities under this Prospectus (as supplemented or amended) that are convertible, exchangeable, or exercisable securities, will be granted a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of any Securities, the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus, (as supplemented or amended) contains a misrepresentation, provided that both the conversion, exchange or exercise occurs, and the right of rescission is exercised, within 180 days of the date of the purchase of the Securities under this Prospectus (as supplemented or amended). This contractual right of rescission will be consistent with the statutory right of rescission described under Section 131 of the Securities Act (British Columbia) and is in addition to any other right or remedy available to original purchasers under Section 131 of the Securities Act (British Columbia) or otherwise at law.

In an offering of Securities, to the extent such securities are convertible, exchangeable or exercisable securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the Prospectus (as supplemented or amended) is limited, in certain provincial and territorial securities legislation, to the price at which the Securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories of Canada, if the purchaser pays additional amounts upon the conversion, exchange or exercise, as applicable, of the Security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories of Canada. The purchaser should refer to any applicable provisions of applicable provincial or territorial securities legislation for the particulars of this right of action for damages or consult with a legal advisor.

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CERTIFICATE OF THE CORPORATION

Dated: September 11, 2026.

This short form prospectus, together with the documents incorporated by reference in this prospectus, constitutes full, true and plain disclosure of all material facts relating to the Securities offered by this prospectus as required by the securities legislation of each of the Provinces and Territories of Canada.

/s/ Mohammed Bakhashwain	/s/ Igor Kostioutchenko
Mohammed Bakhashwain Chief Executive Officer	Igor Kostioutchenko Chief Financial Officer

On behalf of the Board of Directors of Bitzero Holdings Inc.

/s/ Claudia Di Iorio	/s/ Giovanni Gaudenzi
Claudia Di Iorio Director	Giovanni Gaudenzi Director

CERTIFICATE OF THE PROMOTERS

Dated: September 11, 2026.

This short form prospectus, together with the documents incorporated by reference in this prospectus, constitutes full, true and plain disclosure of all material facts relating to the Securities offered by this prospectus as required by the securities legislation of each of the Provinces and Territories of Canada.

/s/ Mohammed Bakhashwain
Mohammed Bakhashwain

/s/ Giovanni Gaudenzi
Giovanni Gaudenzi

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